08047234

General Maritime Corporation

2007 ANNUAL REPORT



Financial Highlights

(Dollars in thousands, except per share data)

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Voyage revenues	$255,015	$325,984	$567,901	$701,291	$454,456
Voyage expenses	38,069	80,400	137,203	117,955	117,810
Direct vessel operating expenses	48,213	47,472	86,681	96,818	91,981
Other expense	—	2,430	—	—	—
General and administrative expenses	46,920	44,787	43,989	31,420	22,866
Gain on sale of vessels	417	(46,022)	(91,235)	(6,570)	(1,490)
Impairment charge	—	—	—	—	18,803
Depreciation and amortization	49,671	42,395	97,320	100,806	84,925
Operating income	71,725	154,522	293,943	360,862	119,561
Net interest (income) expense	23,059	(1,455)	28,918	37,852	35,043
Other (income) expense	4,127	(854)	52,668	7,901	—
Net income (loss)	$ 44,539	$156,831	$212,357	$315,109	$ 84,518
Earnings (loss) per common share:					
Basic	$ 1.46	$ 4.98	$ 5.71	$ 8.51	$ 2.29
Diluted	$ 1.43	$ 4.87	$ 5.61	$ 8.33	$ 2.26
Dividends declared per common share	$ 17.12	$ 4.80	$ 2.86	$ —	$ —
Weighted average basic shares outstanding, thousands:					
Basic	30.403	31,472	37,164	37,049	36,967
Diluted	31,212	32,217	37,874	37,814	37,356
Net cash provided by operating activities	$ 95,833	$189,717	$249,614	$363,238	$178,112
EBITDA	117,269	197,771	338,595	453,767	204,486
Average number of vessels	19.3	20.6	41.9	44.0	40.6
Fleet utilization	93.7%	94.5%	91.9%	96.0%	96.3%

Average Age of Fleet at Year End


11.9
10.9
9.5
8.9
'04
'05
'06
'07

Dividends Paid


$ -
$ 2.86
$ 4.80
$ 17.12
'04
'05
'06
'07

Mission Statement Utilizing its solid operational and financial infrastructure, General Maritime seeks to become the premier choice for global seaborne oil transportation.

In accomplishing this mission, General Maritime will continue to provide outstanding customer service, enforce rigorous operational standards and maintain a steadfast commitment to safety and environmental protection.



Letter from the Chairman

2007 marked General Maritime's seventh year as a public company and another in which we continued to post solid results and create significant value for shareholders. Our strong performance has been and continues to be predicated on our ability to grow our fleet, to effectively manage assets through shipping cycles and to relentlessly focus on serving our shareholders. Our important accomplishments during the year included posting solid financial results in a challenging market while providing shareholders with both sizeable quarterly fixed dividends and achieving fleet growth. Complementing these results, we distributed a sizeable special dividend and continued to opportunistically repurchase shares.

Tradition of Value Creation

Since 2001, General Maritime has developed a history of entering into value creating transactions for its shareholders. 2007 was no exception. During 2007, we were able to capitalize on our significant time charter coverage and declare dividends of $2.00 per share, consistent with the target rate we established at the beginning of the year. With the goal of unlocking additional value for shareholders during a time in which asset prices remained high, we declared and paid a $15 special dividend, increasing the amount we have distributed to shareholders in special and quarterly dividends since January 2005 to $25.28 per share. Including the sizeable quarterly and one-time dividends we have distributed to shareholders and the 8.8 million shares we have repurchased, General Maritime has returned over $1 billion to its shareholders since May of 2005.

This impressive accomplishment is even more notable considering the diverse rate environments which were sometimes challenging and the success we had during this time augmenting our double-hull fleet. With the delivery of all four of our Suezmax newbuildings as of February 2008, we are pleased to have once again expanded our fleet of double-hull vessels, which further enhances our position in the industry as well as our earnings power.

Successfully Managing Assets Through the Cycle

General Maritime's flexible deployment strategy, focused on effectively managing assets through the shipping cycles, has continued to serve the Company well and has remained a main driver of its ability to post solid results in challenging rate environments. During 2007, the Company drew upon its proven approach of seeking time charters at favorable rates with leading charterers. Specifically, we grew our time charter coverage to 67% as of February 2008, representing total contracted revenue for 2008 of $175.8 million. We are proud of the considerable success we have had increasing our contracted revenue and cash flow streams, which we believe benefits shareholders in a number of ways. First, locking in a large portion of our fleet on time charters at attractive rates supports our fixed annual dividend target. Second, our approach enables the Company to retain the ability to benefit from improved rate environments in the future so we can continue to best serve our shareholders.

The Year Ahead

Unlocking future shareholder value continues to remain a top priority for management, as General Maritime strives to further distinguish itself as a world-class tanker company that delivers strong results to both customers and shareholders. In achieving this critical objective going forward, we intend to remain true to seeking opportunities in areas which have served the Company and its shareholders well over the past seven years.

First, we intend to continue to draw upon our significant liquidity, which is currently approximately $300 million, and seek opportunities to further consolidate the industry as we have with the vessels that we have purchased over the past seven years. In pursuing future growth, it is essential to note that we do not intend to grow simply for growth's sake. We remain committed to actively exploring opportunities only when a set of stringent financial criteria are met. We believe that our significant liquidity should provide us with sufficient equity in purchases of vessels having up to approximately $1 billion in market value.

Complementing our long-term growth strategy, we will further seek opportunities to buy back shares under our share repurchase program when we believe our stock to be undervalued, subject to the limitations of our credit facility. Additionally, we intend to return value to our shareholders by distributing both sizeable and consistent dividends through our fixed annual dividend target, which remains at $2.00 per share.

In Appreciation of a Dedicated Staff

I take great pride in General Maritime's accomplishments, which are driven by hard work, strategic decision making and strong execution by our experienced team. I would like to thank all our employees both at sea and ashore for their contributions to General Maritime's leading reputation. I also thank our shareholders and other supporters and look forward to providing an update on our progress in the future.

Peter C. Georgiopoulos
Chairman, Chief Executive Officer and President
General Maritime Corporation

Letters from the Executive Team



During 2007, General Maritime advanced its reputation for operational excellence, highlighted by its considerable success in providing leading international charters with a modern quality fleet, experienced crew and top-rate service.

Retaining and recruiting a high caliber crew that embodies the Company's approach to maritime excellence continues to remain at the core of General Maritime's ability to exceed customer expectations. Management's foresight to establish crewing offices in such places as Portugal, India, Russia, the Philippines and Singapore has produced measurable results in terms of the Company's ability to standardize the recruitment and training of its global crews. This success, combined with the Company's modern fleet, continues to be a main contributor of its ongoing ability to charter vessels with leading charterers. The Company's success at increasing its time charter coverage to 67% underscores this important accomplishment.

In 2007, General Maritime's growing modern fleet was once again one of the main drivers for achieving quality operations. During the year, we further improved the fleet's profile by taking delivery of three Suezmax newbuildings, the Genmar Kara G, the George T and the Genmar St. Nikolas. With the delivery of the Genmar St. Nikolas on February 5, 2008, we have successfully taken delivery and seamlessly integrated all four of our Suezmax newbuildings into the fleet. Importantly, we have achieved this objective on budget and on schedule. With the addition of these four double-hull Suezmax vessels, I am pleased that the Company has further solidified its reputation as an owner of high quality modern double-hull vessels. Notably, the average age of our fully double-hull fleet is now approximately 8.9 years, down 25% from 11.9 years three years ago.

I would like thank everyone at General Maritime Management LLC for contributing to the Company's strong brand in the industry. Going forward, crew training and education as well as our commitment to utilize modern tonnage to exceed customer expectations will remain a central component of our culture as we continue to expand our industry leadership.



John P. Tavlarios
Chief Executive Officer and President
General Maritime Management LLC



2007 was a year in which General Maritime continued to deliver on its financial objectives focused on posting solid results and returns for shareholders in challenging rate environments.

With a large percentage of the fleet locked into time charters, the Company drew upon its sizeable contracted revenue stream to record net income of $44.5 million, or basic and diluted earnings per share of $1.46 and $1.43, respectively, which included one-time costs. This success is notable for a number of reasons. First, we posted these results during a time in which tanker rates were lower than the previous year. Second, the results are directly related to the Company's foresight in making the decision to lock away 67% of our vessels at favorable rates more than one year ago.

The Company also made considerable progress advancing its leadership during 2007 by entering into value-creating transactions. With $1 billion in liquidity generated from the monetization of non-core assets in 2006, the Company initiated a comprehensive evaluation process to best determine ways to effectively redeploy its capital. Following this, we acted opportunistically to declare a one-time special dividend of $15 per share. Including this special dividend, as well as quarterly dividends totaling $10.28 per share and stock buy backs, the Company has distributed approximately $1 billion to shareholders since May of 2005.

During 2007, we also continued an intense focus on ensuring that we maintain significant financial flexibility. Our considerable success during the year included entering into an amended credit agreement led by Nordea Bank Finland PLC New York Branch, DNB NOR Bank ASA, New York Branch and HSH Nordbank AG under which the total commitment was increased to $900 million. The new facility will help to provide liquidity to fund future value-creating transactions and underscores the support that we continue to receive from prestigious banks.

I would like to thank our finance team for their continued dedication and hard work. In particular, I would like to acknowledge the key role they play in ensuring that the Company's financial reporting meets the highest level of integrity and transparency.

Jeffrey D. Pribor
Chief Financial Officer and Executive Vice President
General Maritime Corporation



During a year in which we continued to post strong results for our customers and shareholders, we are pleased to have continued to meet important financial and administrative objectives.

With the goal of effectively managing interest rate risk, the Company entered into the first of three current interest rate swap transactions during 2007, with a total aggregate notional amount of $275 million. Specifically, effective October 1, 2007, the Company entered into an interest rate swap agreement with a notional principal amount of $100 million and a fixed interest rate on the notional amount of 4.748% through October 1, 2010, when it expires. Building on this success the Company entered into two additional interest rate swap transactions in 2008. Effective January 31, 2008, the Company entered into an interest rate swap agreement with a notional principal amount of $100 million and a fixed interest rate on the notional amount of 3.515% through September 30, 2012, when it expires. In addition, effective February 5, 2008, the Company entered into a third interest rate swap agreement. The notional principal amount of the swap is $75 million and has a fixed interest rate on the notional amount of 3.39% through September 30, 2012, when it expires.

During 2007, the Company also made notable progress in enhancing its financial flexibility. Our success during the year amending and increasing the total commitment under our credit facility to $900 million provides us with significant liquidity to continue to enter into transactions aimed at further enhancing shareholder value. In achieving this important objective, we plan to draw upon our consolidation success to seek opportunities to further grow our fleet. We also intend to distribute dividends through our fixed annual dividend target, which remains at $2.00 per share. As we have done in 2007 by repurchasing 1.35 million shares at an average price of $24.16, we will also continue to look for opportunities to further implement our share repurchase program when we believe our stock to be undervalued, subject to the limitations of our credit facility.

I would like to thank our staff for their hard work and dedication that has led to our significant accomplishments in 2007.

John C. Georgiopoulos
Executive Vice President, Chief Administrative Officer, Treasurer and Secretary



General Maritime's strong performance continues to be predicated on our ability to grow our fleet, to manage assets through shipping cycles and to focus on serving our shareholders.





Unlocking shareholder value continues to remain a top priority for management, as General Maritime strives to further distinguish itself as a world-class shipping company.



Tradition of Value Creation

Since going public seven years ago, General Maritime has developed a strong tradition for entering into value-creating transactions for its shareholders. Whether acquiring vessels, monetizing non-core assets, repurchasing stock or distributing quarterly and special dividends the end result is the same. These transactions served to unlock significant value for shareholders. In just over the past two-and-a-half years alone, the Company has distributed approximately $1 billion to shareholders. Notably, this value was created during a time in which the Company posted solid results and grew its double-hull fleet.

During 2007, the Company created value for shareholders through distributing sizeable quarterly and one-time dividends. This consisted of a $2.00 per share fixed dividend and a $15 per share special dividend. The Company also repurchased 1.35 million shares during the year, increasing the number of shares that it has bought back since October 2005 to approximately 8 million shares. At the same time, the Company grew its fleet with the addition of four Suezmax newbuildings.




G





Effectively Managing Assets

General Maritime continues to differentiate the Company by actively and effectively managing its assets through the shipping cycles. The Company's foresight in placing a large percentage of its fleet on time charters beginning in October 2006 has served the Company well in 2007, a time in which tanker rates were lower than the previous year. Locking in a large portion of its fleet on time charters at attractive rates supports the Company's fixed annual dividend target of $2.00 per share. It also enables the Company to retain the ability to benefit from any upside in rates in the future.

During 2007, the Company once again adhered to strict criteria to opportunistically sign time charters at favorable rates with leading charterers. Importantly, General Maritime's time charter coverage grew to 67% as of February 2008, representing total contracted revenue for 2008 of $175.8 million. Going forward, General Maritime remains committed to seeking opportunities to increase its sizeable and secured cash flow streams. As in the past, the Company strives to maintain both a disciplined and opportunistic approach.



Intense Focus on Quality

Since the Company's founding, General Maritime has developed a strong reputation for providing leading charterers with top-rate service that meets the highest operational standards. General Maritime's success at achieving operational excellence is directly related to its commitment to exceed customers' exacting requirements as well as providing charterers with a modern fleet and a dedicated and experienced crew.

In terms of the Company's crew, General Maritime has crewing offices around the world with the mission of recruiting, training and retaining qualified and experienced seafarers. The Company's proactive approach and commitment to crewing has had measurable results in terms of General Maritime's ability to maintain a motivated crew that is focused on achieving rigorous operating standards.

Complementing its experienced crews, General Maritime takes pride in providing customers with a modern double-hull fleet. With the delivery of all four of the Company's double-hull Suezmax newbuilds in 2007 and into 2008, General Maritime has further solidified its reputation as an owner of high quality modern double-hull vessels. The average age of the Company's 21-vessel fleet is now approximately 8.9 years, down 25% from 11.9 years three years ago.







Looking Toward the Future

Going forward, General Maritime remains committed to delivering strong results to shareholders while furthering its leading reputation with top charterers.

As General Maritime has done in the past, it intends to seek opportunities in areas which have served the Company well over the past seven years. This includes consolidating the industry. We believe that our current liquidity of $300 million should provide us with sufficient equity in purchases of vessels having up to approximately $1 billion in market value.

The Company will not grow for growth sake and is committed to actively exploring consolidation opportunities only when a set of stringent financial criteria are met. Complementing General Maritime's long-term growth strategy, we will seek opportunities to buy back shares under the Company's share repurchase program, which has $100 million remaining, when we believe our stock to be undervalued, subject to the limitations of our credit facility. The Company also continues its $2.00 per share dividend target which is supported by its time charter coverage.

The level of returns the Company believes it can provide shareholders will dictate its decision to focus on one of the above areas at any given time.



Our Fleet

Aframax Class Tankers

Vessel	Hull Type	Year Built
Genmar Strength	DH	2003
Genmar Defiance	DH	2002
Genmar Ajax	DH	1996
Genmar Agamemnon	DH	1995
Genmar Minotaur	DH	1995
Genmar Revenge	DH	1994
Genmar Constantine	DH	1992
Genmar Alexandra	DH	1992
Genmar Princess	DH	1991
Genmar Progress	DH	1991

Suezmax Class Tankers

Vessel	Hull Type	Year Built
Genmar St. Nikolas	DH	2008
Genmar George T	DH	2007
Genmar Kara G	DH	2007
Genmar Harriet G	DH	2006
Genmar Orion	DH	2002
Genmar Argus	DH	2000
Genmar Spyridon	DH	2000
Genmar Hope	DH	1999
Genmar Horn	DH	1999
Genmar Phoenix	DH	1999
Genmar Gulf	DH	1991

Financial Table of Contents

Selected Consolidated Financial and Other Data

Set forth below are selected historical consolidated and other data of General Maritime Corporation at the dates and for the fiscal years shown.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Income Statement Data					
(dollars in thousands, except per share data)					
Voyage revenues	$255,015	$ 325,984	$ 567,901	$ 701,291	$ 454,456
Voyage expenses	38,069	80,400	137,203	117,955	117,810
Direct vessel operating expenses	48,213	47,472	86,681	96,818	91,981
Other expense	—	2,430	—	—	—
General and administrative expenses	46,920	44,787	43,989	31,420	22,866
Loss (gain) on sale of vessels and equipment	417	(46,022)	(91,235)	(6,570)	(1,490)
Impairment charge	—	—	—	—	18,803
Depreciation and amortization	49,671	42,395	97,320	100,806	84,925
Operating income	71,725	154,522	293,943	360,862	119,561
Net interest (income) expense	23,059	(1,455)	28,918	37,852	35,043
Other (income) expense	4,127	(854)	52,668	7,901	—
Net income (loss)	$ 44,539	$ 156,831	$ 212,357	$ 315,109	$ 84,518
Earnings (loss) per common share:					
Basic	$ 1.46	$ 4.98	$ 5.71	$ 8.51	$ 2.29
Diluted	$ 1.43	$ 4.87	$ 5.61	$ 8.33	$ 2.26
Dividends declared per common share	$ 17.12	$ 4.80	$ 2.86	$ —	$ —
Weighted average basic shares outstanding, thousands:					
Basic	30,403	31,472	37,164	37,049	36,967
Diluted	31,212	32,217	37,874	37,814	37,356
Balance Sheet Data, at end of period					
(dollars in thousands)					
Cash	$ 44,526	$ 107,460	$ 96,976	$ 46,921	$ 38,905
Current assets, including cash	82,494	137,865	471,324	152,145	102,473
Total assets	835,035	843,690	1,146,126	1,427,261	1,263,578
Current liabilities, including current portion of long-term debt	35,502	27,147	32,906	84,120	89,771
Current portion of long-term debt	—	—	—	40,000	59,553
Total long-term debt, including current portion	565,000	50,000	135,020	486,597	655,670
Shareholders' equity	228,657	763,913	976,125	890,426	568,880
Other Financial Data					
(dollars in thousands)					
Net cash provided by operating activities	$ 95,833	$ 189,717	$ 249,614	$ 363,238	$ 178,112
Net cash provided (used) by investing activities	(84,516)	285,264	318,169	(168,477)	(502,919)
Net cash (used) provided by financing activities	(74,251)	(464,497)	(517,728)	(186,745)	361,031
Capital expenditures					
Vessel sales (purchases), gross including deposits	(80,061)	290,299	324,087	(165,796)	(501,242)
Drydocking or capitalized survey or improvement costs	(11,815)	(11,929)	(38,039)	(17,050)	(14,137)
Weighted average long-term debt, including current portion	414,137	93,085	410,794	650,196	601,086

(continued)

Selected Consolidated Financial and Other Data *(continued)*

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Other Data					
(dollars in thousands)					
EBITDA[1]	$117,269	$ 197,771	$ 338,595	$ 453,767	$ 204,486
Fleet Data					
Total number of vessels at end of period	20.0	18.0	30.0	43.0	43.0
Average number of vessels[2]	19.3	20.6	41.9	44.0	40.6
Total voyage days for fleet[3]	6,599	7,121	14,073	15,482	14,267
Total time charter days for fleet	4,641	2,300	3,983	4,371	2,804
Total spot market days for fleet	1,958	4,821	10,090	11,111	11,463
Total calendar days for fleet[4]	7,045	7,534	15,311	16,123	14,818
Fleet utilization[5]	93.7%	94.5%	91.9%	96.0%	96.3%
Average Daily Results					
Time charter equivalent[6]	$ 32,876	$ 34,487	$ 30,605	$ 37,676	$ 23,596
Direct vessel operating expenses[7]	6,844	6,301	5,661	6,005	6,207
General and administrative expenses[8]	6,660	5,945	2,873	1,949	1,543
Total vessel operating expenses[9]	13,504	12,246	8,534	7,954	7,750
EBITDA Reconciliation					
(dollars in thousands)					
Net Income	$ 44,539	$ 156,831	$ 212,357	$ 315,109	$ 84,518
+ Net interest expense	23,059	(1,455)	28,918	37,852	35,043
+ Depreciation and amortization	49,671	42,395	97,320	100,806	84,925
EBITDA	$117,269	$ 197,771	$ 338,595	$ 453,767	$204,486

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Management of the Company uses EBITDA as a performance measure in consolidating quarterly internal financial statements and is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA is not an item recognized by accounting principles generally accepted in the United States of America (GAAP), and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The definition of EBITDA used here may not be comparable to that used by other companies.

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(3) Voyage days for fleet are the total days our vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by calendar days for the relevant period.

(6) Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

(7) Daily direct vessel operating expenses, or DVOE, is calculated by dividing DVOE, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance and maintenance and repairs, by calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expenses by calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. Daily TVOE is the sum of daily direct vessel operating expenses, or DVOE, and daily general and administrative expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following is a discussion of our financial condition at December 31, 2007 and 2006 and our results of operations comparing the years ended December 31, 2007 and 2006 and the years ended December 31, 2006 and 2005. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above.

We are a leading provider of international seaborne crude oil transportation services with a large mid-sized vessel fleet. As of December 31, 2007 our fleet consisted of 20 vessels (10 Aframax and 10 Suezmax vessels) with a total cargo carrying capacity of 2.5 million deadweight tons. In addition, we have one Suezmax vessel, which was delivered in February 2008 comprising an additional 0.2 million deadweight tons in the aggregate.

Spot and Time Charter Deployment

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.

Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters, but only expect to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

Net Voyage Revenues as Performance Measure

For discussion and analysis purposes only, we evaluate performance using net voyage revenues. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Our voyage revenues are recognized ratably over the duration of the spot market voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charters that contain rate escalation schedules at the average rate during the life of the contract. We calculate time charter equivalent, or TCE, rates by dividing net voyage revenue by voyage days for the relevant time period. We also generate demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

Results of Operations

Margin analysis for the indicated items as a percentage of net voyage revenues for the years ended December 31, 2007, 2006 and 2005 are set forth in the table below.

Income Statement Margin Analysis

(% of Net Voyage Revenues)

	Year Ended December 31,		
	2007	2006	2005
Income Statement Data			
Net voyage revenues[1]	**100.0%**	100.0%	100.0%
Direct vessel expenses	**22.2%**	19.3%	20.1%
Other expense	**0.0%**	1.0%	0.0%
General and administrative expenses	**21.6%**	18.2%	10.2%
Depreciation and amortization	**22.9%**	17.3%	22.6%
Loss (gain) on sale of vessels and equipment	**0.2%**	-18.7%	-21.2%
Operating income	**33.1%**	62.9%	68.2%
Net interest expense (income)	**10.6%**	-0.6%	6.7%
Other expense (income)	**1.9%**	-0.3%	12.2%
Net income	**20.6%**	63.8%	49.3%

(1) Income Statement Data

(dollars in thousands, except share data)	Year Ended December 31, 2007	2006	2005
Voyage revenues	**$255,015**	$ 325,984	$ 567,901
Voyage expenses	**(38,069)**	(80,400)	(137,203)
Net voyage revenues	**$216,946**	$ 245,584	$ 430,698

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Voyage Revenues. Voyage revenues decreased by $71.0 million, or 21.8%, to $255.0 million for the year ended December 31, 2007 compared to $326.0 million for the prior year. This decrease reflects a 7.3% decrease in vessel operating days as well as a decrease in the proportion of our vessel operating days relating to spot charters; spot charter rates are generally higher than time charter rates to allow the vessel owner to recoup voyage expenses which are paid for by the charterer under time charters.

Voyage Expenses. Voyage expenses decreased $42.3 million, or 52.7%, to $38.1 million for the year ended December 31, 2007 compared to $80.4 million for the prior year. This decrease in voyage expenses is primarily due to a decrease in the number of days our vessels operated under spot charters. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. During the year ended December 31, 2007, the number of days our vessels operated under spot charters decreased by 2,863, or 59.4%, to 1,958 days (1,386 days Aframax, 572 days Suezmax) from 4,821 days (2,467 days Aframax, 2,354 days Suezmax) during the prior year. Although port costs, which can vary depending on the geographic regions in which the vessels operate and their trading patterns, decreased by 51% during 2007 to $9.9 million from $20.2 million during the prior year, port costs per spot charter day increased by approximately 20% associated with the increase in 2007 in the proportion of such spot days associated with Aframax tankers. Aframax spot market voyages are generally of shorter durations than Suezmax spot market voyages, resulting in more port calls during the year and consequently higher port costs. Fuel costs decreased by approximately 59% during 2007 to $23.9 million from $58.9 million during the prior year. Although fuel prices were higher in 2007 as compared to 2006, fuel cost per spot days remained relatively unchanged. This is due to the increase in 2007 in the proportion of spot market voyage days associated with Aframax tankers, which consume significantly less fuel than do Suezmax vessels.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $28.7 million, or 11.7%, to $216.9 million for the year ended December 31, 2007 compared to $245.6 million for the prior year. Of this total decrease, approximately $18 million is attributable to the decrease in the average size of our fleet which decreased 6.3% to 19.3 vessels (10.0 Aframax, 9.3 Suezmax) for the year ended December 31, 2007 compared to 20.6 vessels (12.7 Aframax, 7.9 Suezmax) for the prior year. Approximately $11 million of the decrease in net voyage revenue is associated with weaker overall daily rates for Suezmax and Aframax vessels during the year ended December 31, 2007 compared to the prior year. Our average TCE rates decreased 4.7% to $32,876 during the year ended December 31, 2007 compared to $34,487 during the year ended December 31, 2006.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2007	2006	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 55,496	$ 46,327	$ 9,169	19.8%
Suezmax	102,023	13,929	88,094	632.5%
Total	157,519	60,256	97,263	161.4%
Spot charter:				
Aframax	42,453	78,791	(36,338)	-46.1%
Suezmax	16,974	106,537	(89,563)	-84.1%
Total	59,427	185,328	(125,901)	-67.9%
Total net voyage revenue	$216,946	$ 245,584	$ (28,638)	-11.7%
Vessel operating days:				
Time charter:				
Aframax	1,894	1,935	(41)	-2.1%
Suezmax	2,747	365	2,382	652.6%
Total	4,641	2,300	2,341	101.8%
Spot charter:				
Aframax	1,386	2,467	(1,081)	-43.8%
Suezmax	572	2,354	(1,782)	-75.7%
Total	1,958	4,821	(2,863)	-59.4%
Total vessel operating days	6,599	7,121	(522)	-7.3%
Average number of vessels	19.3	20.6	(1.3)	-6.3%
Time Charter Equivalent (TCE):				
Time charter:				
Aframax	$ 29,301	$ 23,941	$ 5,359	22.4%
Suezmax	$ 37,140	$ 38,163	$ (1,023)	-2.7%
Combined	$ 33,941	$ 26,198	$ 7,742	29.6%
Spot charter:				
Aframax	$ 30,630	$ 31,938	$ (1,308)	-4.1%
Suezmax	$ 29,674	$ 45,258	$ (15,584)	-34.4%
Combined	$ 30,351	$ 38,442	$ (8,091)	-21.0%
Total TCE	$ 32,876	$ 34,487	$ (1,611)	-4.7%

As of December 31, 2007, 12 of our vessels are on time charters expiring between August 2009 and August 2010.

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by $0.7 million, or 1.6%, to $48.2 million for the year ended December 31, 2007 compared to $47.5 million for the prior year. This increase is primarily due to higher daily direct vessel expenses per vessel which increased by $543, or 8.6%, to $6,844 ($6,965 Aframax, $6,713 Suezmax) for the year ended December 31, 2007 compared to $6,301 ($6,051 Aframax, $6,705 Suezmax) for the prior year. This increase is partially offset by a 6.3% decrease in the size of our fleet during 2007 as compared to 2006. This increase in daily cost during the year ended December 31, 2007 as compared to the prior year is primarily attributable to certain expenses reflecting expensing of insurance claim deductibles, increased insurance premiums associated with the increased value of our fleet, higher crewing costs associated with bringing the technical management of two of our Aframax vessels in-house, higher maintenance and repairs associated with three Aframax tankers, and higher costs of lubricating oils associated with higher pricing in the areas where our vessels under time charters trade during the year ended December 31, 2007 as compared to the prior year.

We anticipate that direct vessel expenses will increase during 2008 as compared to 2007 due to the increase in the average size of our fleet during 2008 as compared to 2007 and higher expected daily direct vessel expenses. We expect daily direct vessel operating expenses to increase during 2008 due to higher crew and lubricating oils costs.

Other Expense. Other expense for the year ended December 31, 2006 is comprised of a $2.4 million settlement of a claim by a subsidiary of the ExxonMobil Corporation arising from the February 4, 2005 collision of the *Genmar Kestrel*.

General and Administrative Expenses. General and administrative expenses increased by $2.1 million, or 4.8%, to $46.9 million for the year ended December 31, 2007 compared to $44.8 million for the prior year. Significant factors contributing to this increase for the year ended December 31, 2007 compared to the prior year are:

(a) a $2.0 million increase in financial advisory fees during the year ended December 31, 2007 compared to the prior year associated with financial advisory services received pursuant to our determination to pay a special dividend.

(b) a $0.9 million increase in severance costs for the year ended December 31, 2007 compared to the prior year.

(c) a $0.9 million increase in restricted stock amortization during the year ended December 31, 2007 as compared to the prior year associated with amortization of restricted shares granted during 2007 as well as a full year amortization on restricted stock awards granted in December 2006, partially offset by lower restricted stock amortization associated with restricted shares granted prior to December 2006.

(d) a $1.1 million net decrease in costs associated with operating our foreign offices in Greece and Portugal during the year ended December 31, 2007 compared to the prior year period. This net decrease includes a $2.7 million decrease in operating our office in Greece during the year ended December 31, 2007 as compared to the prior year. This office ceased vessel operations during May 2006, and during the year ended December 31, 2006, we incurred the cost of operating this office as well as severance costs relating to the closing of this office, compared to significantly lower costs incurred during the year ended December 31, 2007. This decrease is partially offset by a $1.6 million increase in costs of operating our office in Portugal during the year ended December 31, 2007 as compared to the prior year, associated with increased staffing levels and infrastructure in that office.

(e) a $0.4 million decrease during the year ended December 31, 2007 as compared to the prior year relating to the costs of operating our foreign office in London associated with that office ceasing commercial operations activity during March 2007.

General and administrative expenses as a percentage of net voyage revenues increased to 21.6% for the year ended December 31, 2007 from 18.2% for the prior year. Daily general and administrative expenses per vessel increased $715, or 12.0%, to $6,660 for the year ended December 31, 2007 compared to $5,945 for the prior year.

For 2008, we have budgeted estimated general and administrative expenses to be approximately $42.8 million.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking and special surveys, increased by $7.3 million, or 17.2%, to $49.7 million for the year ended December 31, 2007 compared to $42.4 million for the prior year. Vessel depreciation increased by $3.4 million to $37.3 million during year ended December 31, 2007 compared to $33.9 million during the prior year period. This increase is due to more depreciation during 2007 relating to the additions to our fleet of the *Harriet G* in March 2006, the *Kara G* in January 2007 and the *George T* in August 2007.

Amortization of drydocking increased by $4.0 million, or 65.6%, to $10.1 million for the year ended December 31, 2007 compared to $6.1 million for the prior year. Drydocks are typically amortized over periods from 30 months to 60 months. This increase reflects amortization during 2007 of a portion of the $11.8 million of drydock costs capitalized during the year ended December 31, 2007 and amortization for the full year of the $11.9 million of drydock costs capitalized during the year ended December 31, 2006, as well as acceleration of amortization of two drydocks that had been rescheduled to earlier dates.

Loss (Gain) on Sale of Vessels and Equipment. During the year ended December 31, 2007, we incurred a $0.4 million loss associated with the disposal of certain vessel equipment. During 2006, we sold 13 vessels for aggregate net proceeds of $340.9 million, for a net gain on sale of vessels of $46.0 million.

Interest Income. Interest income decreased by $3.1 million, or 55.8%, to $2.5 million during the year ended December 31, 2007 compared to $5.6 million during the prior year. This decrease is the result of lower average cash balances during 2007 compared to 2006.

Interest Expense. Interest expense increased by $21.3 million, or 513%, to $25.5 million for the year ended December 31, 2007 compared to $4.2 million for the prior year. This increase is attributable to the increase in outstanding borrowings under our 2005 Credit Facility during 2007. During the year ended December 31, 2007, our weighted average outstanding debt increased by 345% to $414.1 million compared to $93.1 million during the prior year.

During March 2007 we paid a $15.00 per share dividend on our common stock through borrowings under our 2005 Credit Facility which increased our outstanding borrowings under our 2005 Credit Facility to $565 million as of December 30, 2007 compared to $50 million outstanding as of December 31, 2006. We expect our long-term debt during 2008 to approximate the debt level at December 31, 2007. Because this amount is greater than our weighted average debt for the year ended December 31, 2007, we expect our interest expense to be higher during 2008 as compared to 2007.

Other Income (Expense). Other expense for the year ended December 31, 2007 was $4.1 million of which the main components were an aggregate realized loss on our freight derivatives of $2.0 million and an unrealized loss on our freight derivatives of $2.3 million. Other income for the year ended December 31, 2006 was $0.9 million and consisted primarily of a $0.6 million gain on Euros held by the Company and an unrealized gain on our freight derivative of $2.2 million offset by a realized loss on our freight derivative of $2.1 million.

Net Income. Net income was $44.5 million for the year ended December 31, 2007 compared to net income of $156.8 million for the prior year.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Voyage Revenues. Voyage revenues decreased by $241.9 million, or 42.6%, to $326.0 million for the year ended December 31, 2006 compared to $567.9 million for the prior year. This decrease is primarily due to a 49.4% decrease in the number of vessel operating days to 7,121 days in 2006 from 14,073 days in the prior year, which is primarily attributable to a decrease in the size of our fleet. The average size of our fleet decreased to 20.6 (12.7 Aframax, 7.9 Suezmax) vessels during the year ended December 31, 2006 compared to 41.9 vessels (25.5 Aframax, 16.4 Suezmax) during the prior year. This decrease is partially offset by stronger spot and time charter rates during 2006 as compared to the prior year. This overall decrease is consistent with our strategy to selectively sell older vessels when and if appropriate opportunities are identified in order to adjust our fleet characteristics and profile to suit customer preferences and to monetize investments in vessels to generate capital for potential future growth.

Voyage Expenses. Voyage expenses decreased $56.8 million, or 41.4%, to $80.4 million for the year ended December 31, 2006 compared to $137.2 million for the prior year. Substantially all of our voyage expenses relate to spot charter voyages, under which the vessel owner is responsible for voyage expenses such as fuel and port costs. This decrease in voyage expenses is primarily due to a decrease in the number of days our vessels operated under spot charters. During the year ended December 31, 2006, the number of days our vessels operated under spot charters decreased by 5,269, or 52.2%, to 4,821 days (2,467 days Aframax, 2,354 days Suezmax) from 10,090 days (4,529 days Aframax, 5,561 days Suezmax) during the prior year. This decrease was partially offset by fuel costs which were 38% higher per spot vessel day during the year ended December 31, 2006 compared to the prior year period. Fuel cost decreased by $30.6 million, or 34.2%, to $58.9 million during the year ended December 31, 2006 compared to $89.5 million during the prior year. Port costs, which can vary depending on the geographic regions in which the vessels operate and their trading patterns, decreased by $25.9 million, or 56.2%, to $20.2 million during the year ended December 31, 2006 compared to $46.2 million during the prior year. Included in these port costs are Suez Canal transit costs of approximately $0.8 million during the year ended December 31, 2006 compared to $7.8 million during the prior year.

Net Voyage Revenues. Net voyage revenues, which are voyage revenues minus voyage expenses, decreased by $185.1 million, or 43.0%, to $245.6 million for the year ended December 31, 2006 compared to $430.7 million for the prior year. Of this total decrease, approximately $213 million is attributable to the decrease in the average size of our fleet which decreased 50.8% to 20.6 vessels (12.7 Aframax, 7.9 Suezmax) for the year ended December 31, 2006 compared to 41.9 vessels (25.5 Aframax, 16.4 Suezmax) for the prior year. This decrease is partially offset by approximately $28 million of additional net voyage revenue associated with stronger daily rates for time charters and spot charters for Suezmax and Aframax vessels during the year ended December 31, 2006 compared to the prior year. Our average TCE rates increased 12.7% to $34,487 during the year ended December 31, 2006 compared to $30,605 during the year ended December 31, 2005.

The following is additional data pertaining to net voyage revenues:

	Year Ended December 31, 2006	2005	Increase (Decrease)	% Change
Net voyage revenue (in thousands):				
Time charter:				
Aframax	$ 46,327	$ 83,658	$ (37,331)	-44.6%
Suezmax	13,929	1,469	12,460	848.2%
Total	60,256	85,127	(24,871)	-29.2%
Spot charter:				
Aframax	78,791	125,146	(46,355)	-37.0%
Suezmax	106,537	220,425	(113,888)	-51.7%
Total	185,328	345,571	(160,243)	-46.4%
Total net voyage revenue	$245,584	$430,698	$(185,114)	-43.0%
Vessel operating days:				
Time charter:				
Aframax	1,935	3,936	(2,001)	-50.8%
Suezmax	365	47	318	676.6%
Total	2,300	3,983	(1,683)	-42.3%
Spot charter:				
Aframax	2,467	4,529	(2,062)	-45.5%
Suezmax	2,354	5,561	(3,207)	-57.7%
Total	4,821	10,090	(5,269)	-52.2%
Total vessel operating days	7,121	14,073	(6,952)	-49.4%
Average number of vessels	20.6	41.9	(21.3)	-50.8%
Time Charter Equivalent (TCE):				
Time charter:				
Aframax	$ 23,941	$ 21,255	$ 2,686	12.6%
Suezmax	$ 38,163	$ 31,260	$ 6,903	22.1%
Combined	$ 26,198	$ 21,373	$ 4,825	22.6%
Spot charter:				
Aframax	$ 31,938	$ 27,632	$ 4,306	15.6%
Suezmax	$ 45,258	$ 39,638	$ 5,620	14.2%
Combined	$ 38,442	$ 34,249	$ 4,193	12.2%
Total TCE	$ 34,487	$ 30,605	$ 3,882	12.7%

Direct Vessel Expenses. Direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs decreased by $39.2 million, or 45.2%, to $47.5 million for the year ended December 31, 2006 compared to $86.7 million for the prior year. This decrease is primarily due to a 50.8% decrease in the size of our fleet during the year ended December 31, 2006 as compared to the prior year. This decrease is partially offset by higher daily direct vessel expenses per vessel which increased by $640, or 11.3%, to $6,301 ($6,048 Aframax, $6,710 Suezmax) for the year ended December 31, 2006 compared to $5,661 ($5,493 Aframax, $5,922 Suezmax) for the prior year. This increase in daily direct vessel expenses is primarily attributed to higher crew costs associated with enhanced crew training, changes in crew complements and repatriating crews of vessels that we sold during 2006; higher costs of lubricating oils and higher insurance costs.

Other Expense. Other expense for the year ended December 31, 2006 is comprised of a $2.4 million settlement of a claim by a subsidiary of the ExxonMobil Corporation arising from the February 4, 2005 collision of the *Genmar Kestrel*.

General and Administrative Expenses. General and administrative expenses increased by $0.8 million, or 1.8%, to $44.8 million for the year ended December 31, 2006 compared to $44.0 million for the prior year. The primary components of this increase for the year ended December 31, 2006 compared to the prior year are:

(a) a $4.0 million increase in compensation to our U.S.-based personnel, principally consisting of a $3.2 million non-cash increase in restricted stock amortization, which included higher amortization in 2006 as compared to 2005 of restricted stock grants made in April 2005, December 2005, May 2006, October 2006 and December 2006; and a $0.7 million increase in salaries and bonuses during 2006 as compared to 2005.

(b) a $0.7 million increase in 2006 as compared to 2005 relating to operating our foreign subsidiary in Portugal, which increase is primarily attributable to greater headcount in 2006 associated with the transfer to Portugal of the technical management of vessels that our office in Greece had handled through May 2006;

(c) a $2.0 million decrease in 2006 as compared to 2005 relating to our decision to close our foreign subsidiary in Greece, which ceased technical management of vessels in May 2006 and is currently being wound down.

(d) a $1.0 million decrease in 2006 as compared to 2005 relating to professional fees incurred during 2005 such as strategic advisory services associated with an unsolicited acquisition proposal and senior executive employment agreements that did not recur in 2006 as well as lower costs in 2006 as compared to 2005 relating to Sarbanes-Oxley 404 compliance; and

(e) a $0.8 million decrease in 2006 as compared to 2005 relating to our lease of an aircraft.

General and administrative expenses as a percentage of net voyage revenues increased to 18.2% for the year ended December 31, 2006 from 10.2% for the prior year. Daily general and administrative expenses per vessel increased $3,072, or 107%, to $5,945 for the year ended December 31, 2006 compared to $2,873 for the prior year.

Depreciation and Amortization. Depreciation and amortization, which include depreciation of vessels as well as amortization of drydocking, special survey and loan fees, decreased by $54.9 million, or 56.4%, to $42.4 million for the year ended December 31, 2006 compared to $97.3 million for the prior year. This decrease is primarily due to the 50.8% reduction in the size of our fleet during 2006, which decreased vessel depreciation by $41.7 million, or 55.2%, to $33.9 million during the year ended December 31, 2006 compared to $75.6 million during the prior year.

Amortization of drydocking decreased by $11.9 million, or 66.1%, to $6.1 million for the year ended December 31, 2006 compared to $18.0 million for the prior year. This decrease is primarily attributable to the 50.8% reduction in the size of our fleet during 2006.

Gain on Sale of Vessels. During 2005, we agreed to sell 17 vessels comprised of: (a) our four single-hull Suezmax vessels, (b) our six double-sided Suezmax vessels, (c) our one single-hull Aframax vessel and (d) our six double-sided Aframax vessels in order to transform our fleet to exclusively double-hull vessels. Through December 31, 2005, 13 of these vessels were delivered to their new owners for aggregate net proceeds of $334.7 million, for a net gain on sale of vessels of $91.2 million.

During 2006, we sold the four remaining vessels described above as well as our nine Aframax OBO vessels, which we decided to sell to reduce the average age of our fleet. These 13 vessels were delivered to their new owners for aggregate net proceeds of $340.9 million, for a net gain on sale of vessels of $46.0 million.

Interest Income. Interest income increased by $2.1 million, or 61.4%, to $5.6 million during the year ended December 31, 2006 compared to $3.5 million during the prior year. This increase is the result of higher average cash balances and higher interest rates on deposits earned during 2006 compared to 2005.

Interest Expense. Interest expense decreased by $28.2 million, or 87.0%, to $4.2 million for the year ended December 31, 2006 compared to $32.4 million for the prior year. $24.7 million of this decrease resulted from a decrease in interest expense relating to our Senior Notes, substantially all of which we retired in December 2005. An additional $3.1 million decrease pertains to lower interest expense on our revolving credit facilities due to lower average borrowing levels during 2006 as compared to 2005, partially offset by higher floating borrowing rates during 2006 compared to 2005. During the year ended December 31, 2006, our weighted average indebtedness on our credit facilities decreased by 48.6% to $93.1 million from $181.0 million during the prior year.

Other Income (Expense). During 2005, Other income (expense) consisted primarily of a $45.8 million loss relating to our repurchase of $250.0 million of our Senior Notes, which includes a $5.7 million write-off of deferred financing costs. Also, in October 2005, we entered into an $800 million credit facility, refinancing our $825 million credit facility, at which time we wrote off as a non-cash charge $5.0 million associated with the unamortized deferred financing costs associated with the $825 million credit facility.

Net Income. Net income was $156.8 million for the year ended December 31, 2006 compared to net income of $212.4 million for the prior year.

Effects of Inflation

The Company does not consider inflation to be a significant risk to the cost of doing business in the current or foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Liquidity and Capital Resources

Sources and Uses of Funds; Cash Management

Since our formation, our principal sources of funds have been equity financings, issuance of long-term debt securities, operating cash flows, long-term bank borrowings and opportunistic sales of our older vessels. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and repayments on outstanding loan facilities. Beginning in 2005, we also adopted policies to use funds to pay dividends and, from time to time, to repurchase our common stock. See below for descriptions of our Dividend Policy and our Share Repurchase Program.

Our practice has been to acquire vessels or newbuilding contracts using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and shares of the common stock of our shipowning subsidiaries, and long-term debt securities. Because our payment of dividends is expected to decrease our available cash, while we expect to use our operating cash flows and borrowings to fund acquisitions, if any, on a short-term basis, we also intend to review debt and equity financing alternatives to fund such acquisitions. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms.

We expect to rely on operating cash flows as well as long-term borrowings and future equity offerings to implement our growth plan, dividend policy, and share repurchase. We believe that our current cash balance as well as operating cash flows and available borrowings under our credit facilities will be sufficient to meet our liquidity needs for the next year.

Our operation of ocean-going vessels carries an inherent risk of catastrophic marine disasters and property losses caused by adverse severe weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to business interruptions due to political circumstances, hostilities among nations, labor strikes and boycotts. Our current insurance coverage includes (1) protection and indemnity insurance coverage for tort liability, which is provided by mutual protection and indemnity associations, (2) hull and machinery insurance for actual or constructive loss from collision, fire, grounding and engine breakdown, (3) war risk insurance for confiscation, seizure, capture, vandalism, sabotage and other war-related risks and (4) loss of hire insurance for loss of revenue for up to 90 days resulting from a vessel being off hire for all of our vessels.

Dividend Policy

On February 21, 2007, we announced that our Board of Directors declared a special, one-time cash dividend of $15.00 per share. The dividend was paid on March 23, 2007 to shareholders of record as of March 9, 2007. We funded substantially the entire amount of the special dividend payment through new borrowings under our 2005 Credit Facility. Inclusive of this special dividend, our history of dividend payments is as follows:

Quarter Ended	Paid Date	Amount
		(million)
March 31, 2005	June 13, 2005	$ 68.4
June 30, 2005	September 7, 2005	$ 32.5
September 30, 2005	December 13, 2005	$ 9.5
December 31, 2005	March 17, 2006	$ 68.0
March 31, 2006	June 5, 2006	$ 47.7
June 30, 2006	September 8, 2006	$ 21.7
September 30, 2006	December 14, 2006	$ 23.0
December 31, 2006	March 23, 2007	$506.8
March 31, 2007	May 31, 2007	$ 16.4
June 30, 2007	August 31, 2007	$ 16.4
September 30, 2007	November 30, 2007	$ 15.9

We also announced on February 21, 2007 that our Board of Directors changed our quarterly dividend policy by adopting a fixed target amount of $0.50 per share per quarter or $2.00 per share each year, starting with the first quarter of 2007. We intend to declare dividends in April, July, October and February of each year. On October 31, 2007, our Board of Directors declared a $0.50 per share dividend that was paid on November 30, 2007.

The declaration of dividends and their amount, if any, will depend upon the results of the Company and the determination of our Board of Directors. Any dividends paid will be subject to the terms and conditions of our 2005 Credit Facility and applicable provisions of Marshall Islands law.

Share Repurchase Program

In October 2005 and February 2006, the Company's Board of Directors approved repurchases by the Company of its common stock under a share repurchase program for up to an aggregate total of $400 million, of which $123.5 million was available as of December 31, 2007. The Board will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the terms of our 2005 Credit Facility, which are described in further detail below.

Through December 31, 2007, the Company has acquired 8,117,513 shares of its common stock for $276.5 million using borrowings under its credit facility and funds from operations. All of these shares have been retired.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Dollar Amount as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount that May Yet be Purchased Under the Plans or Programs
Jan. 1, 2007–Jan. 31, 2007	—	$ —	$ —	$156,155,360
Feb. 1, 2007–Feb. 28, 2007	—	—	—	156,155,360
Mar. 1, 2007–Mar. 31, 2007	—	—	—	156,155,360
Apr. 1, 2007–Apr. 30, 2007	—	—	—	156,155,360
May 1, 2007–May 31, 2007	—	—	—	156,155,360
Jun. 1, 2007–Jun. 30, 2007	—	—	—	156,155,360
Jul. 1, 2007–Jul. 31, 2007	—	—	—	156,155,360
Aug. 1, 2007–Aug. 31, 2007	1,015,100	23.96	24,326,571	131,828,789
Sept. 1, 2007–Sept. 30, 2007	162,300	24.99	4,055,627	127,773,162
Oct. 1, 2007–Oct. 31, 2007	—	—	—	127,773,162
Nov. 1, 2007–Nov. 30, 2007	—	—	—	127,773,162
Dec. 1, 2007–Dec. 31, 2007	174,200	24.54	4,275,233	123,497,929
Total	1,351,600	$24.16	$32,657,431	$123,497,929

Information regarding securities authorized for issuance under equity compensation plans and a performance graph relating to our common stock is set forth in the 2007 Proxy Statement and is incorporated by reference herein.

Debt Financings

2005 Credit Facility

On October 26, 2005, we entered into an $800 million revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders. As of December 31, 2007 and 2006, $565 million and $50 million, respectively, of the facility were outstanding.

On February 16, 2007, we entered into an agreement to amend the 2005 Credit Facility. The 2005 Credit Facility, as amended, increased the total commitment of the lenders by $100 million from $800 million to $900 million.

Pursuant to this amendment, we are permitted to (1) pay quarterly cash dividends with respect to fiscal quarters on or after March 31, 2007, limited to $0.50 per share and (2) pay additional dividends, including stock buy-backs, in an aggregate amount not to exceed $50 million plus 50% of cumulative net excess cash flow after February 16, 2007. In addition, the amendment permitted us to declare a one-time special dividend of up to $15 per share (up to an aggregate amount not to exceed $500 million) at any time prior to December 31, 2007.

Under the 2005 Credit Facility, as amended, for any time on or after April 1, 2007 the leverage ratio covenant was eliminated and the minimum cash balance covenant was reduced such that we are not permitted to reduce the sum of (A) our unrestricted cash and cash equivalents plus (B) the lesser of (1) the total available unutilized commitment and (2) $25 million, to less than $50 million. In addition, the Company agreed to a new covenant whereby we will not permit our net debt to EBITDA ratio to be greater than 5.5:1.00 on the last day of any fiscal quarter at any time from April 1, 2007.

As of December 31, 2007, we are in compliance, in all material respects, with all of the financial covenants under our 2005 Credit Facility, as amended.

The 2005 Credit Facility, as amended, provides a four-year nonamortizing revolving loan with semiannual reductions of $50.1 million beginning October 26, 2009 and a bullet reduction of $599.6 million at the end of year seven. Up to $50 million of the 2005 Credit Facility is available for the issuance of standby letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the facility. As of December 31, 2007, we have outstanding letters of credit aggregating $7.5 million which expire between March 2008 and December 2008, leaving $42.5 million available to be issued. In addition, at December 31, 2007, we are permitted to borrow an additional $327.5 million under our 2005 credit facility.

The 2005 Credit Facility carries an interest rate of LIBOR plus 75 basis points (or, depending on our long-term foreign issuer credit rating and leverage ratio, 100 basis points) on the outstanding portion and a commitment fee of 26.25 basis points on the unused portion. The facility is collateralized by 20 of our double-hull vessels and our one newbuilding Suezmax contract, with carrying values as of December 31, 2007 of $684.0 million and $30.3 million, respectively, as well as our equity interests in our subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. Each subsidiary of the Company with an ownership interest in these vessels or which has otherwise guaranteed our Senior Notes also provides an unconditional guaranty of amounts owing under the 2005 Credit Facility.

Our ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent and compliance with terms and conditions contained in the credit documents. These covenants include, among other things, customary restrictions on our ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the credit facility and similar or related businesses, enter into transactions with affiliates, amend our governing documents or documents related to our Senior Notes, and merge, consolidate, or dispose of assets. We are also required to comply with various ongoing financial covenants, including with respect to our minimum cash balance collateral maintenance, and net debt to EBITDA ratio. If we do not comply with the various financial and other covenants and requirements of the 2005 Credit Facility, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility.

Interest rates during the year ended December 31, 2007 ranged from 5.13% to 6.50% on the 2005 Credit Facility.

Based on borrowings as of December 31, 2007, none of the $565 million outstanding under the 2005 Credit Facility is due until 2012.

Interest Rate Swap Agreements

In August and October 2001, we entered into interest rate swap agreements with foreign banks to manage interest costs and the risk associated with changing interest rates. At their inception, these swaps had notional principal amounts equal to 50% of our term loans outstanding at that time. The notional principal amounts amortize at the same rate as the term loans. The interest rate swap agreement entered into during August 2001 hedged debt outstanding at that time, to a fixed rate of 6.25%. This swap agreement terminated on June 15, 2006. The interest rate swap agreement entered into during October 2001 hedged debt outstanding at that time, to a fixed rate of 5.485%. This swap agreement terminated on June 27, 2006. As of July 1, 2005, we stopped designating our interest rate swaps as a hedge. The differential to be paid or received for these swap agreements was recognized as an adjustment to interest expense as incurred through September 30, 2005.

Effective September 21, 2007, we entered into an interest rate swap agreement with Citigroup to manage interest costs and the risk associated with changing interest rates. The notional principal amount of the swap is $100 million and has a fixed interest rate on the notional amount of 4.748% through October 1, 2010, when it expires. The ineffective portion of the hedge of $0.1 million for the year ended December 31, 2007 is recorded as a component of Other expense on the statement of operations.

The Company would have paid approximately $2.5 million to settle its outstanding swap agreement based upon its aggregate fair value as of December 31, 2007. This fair value is based upon estimates received from financial institutions.

Cash and Working Capital

Cash decreased to $44.5 million as of December 31, 2007 compared to $107.5 million as of December 31, 2006. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Working capital was $47.0 million as of December 31, 2007 compared to $110.7 million as of December 31, 2006. The current portion of long-term debt included in our current liabilities was $0 as of December 31, 2007 and 2006.

Cash Flows from Operating Activities

Net cash provided by operating activities decreased 49.5% to $95.8 million for the year ended December 31, 2007, compared to $189.7 million for the prior year. This decrease is primarily attributable to net income of $44.5 million for the year ended December 31, 2007 compared to net income of $156.8 million for the prior year as well as an increase in prepaid expenses and other current and noncurrent assets of $10.9 million during the year ended December 31, 2007 compared to a decrease of $15.0 million during the prior year. These decreases are partially offset by $0.4 million loss on sale of vessels and equipment during the year ended December 31, 2007 compared to gains on sale of vessels and equipment of $46.0 million during the prior year.

Net cash provided by operating activities decreased 24.0% to $189.7 million for the year ended December 31, 2006, compared to $249.6 million for the prior year. This decrease is primarily attributable to net income of $156.8 million for the year ended December 31, 2006 compared to net income of $212.4 million for the prior year.

Cash Flows from Investing Activities

Net cash used by investing activities was $84.5 million for the year ended December 31, 2007 compared to net cash provided by investing activities of $285.3 million for the prior year. During the year ended December 31, 2007, we paid $80.1 million on three Suezmax construction contracts (including capitalized interest of $2.4 million) and paid $4.4 million for other fixed assets. During the year ended December 31, 2006, we received $340.9 million from the sale of 13 vessels, paid $50.6 million on our four Suezmax construction contracts (including capitalized interest of $3.6 million) and paid $5.0 million for other fixed assets.

Net cash provided by investing activities was $285.3 million for the year ended December 31, 2006 compared to $318.2 million for the prior year. During the year ended December 31, 2006, we received $340.9 million from the sale of 13 vessels, paid $50.6 million on our four Suezmax construction contracts (including capitalized interest of $3.6 million) and paid $5.0 million for other fixed assets. During the year ended December 31, 2005, we received $334.7 million from the sale of 13 vessels and paid $10.6 million of costs on our four Suezmax newbuilding contracts (including capitalized interest of $3.5 million).

Cash Flows from Financing Activities

Net cash used by financing activities was $74.3 million for the year ended December 31, 2007 compared to $464.5 million for the prior year. The change in cash provided by financing activities relates primarily to the following:

- During the year ended December 31, 2007, we made net borrowings of $515.0 million of revolving debt associated with our 2005 Credit Facility; during the year ended December 31, 2006, we made net repayments of $85.0 million of revolving debt associated with our 2005 Credit Facility.
- During the year ended December 31, 2007, we paid $32.7 million to acquire 1,351,600 shares of our common stock which we retired; during the year ended December 31, 2006, we paid $219.1 million to acquire 6,088,113 shares of our common stock which we retired.
- During the years ended December 31, 2007 and 2006, we paid $555.5 million and $160.4 million of dividends to shareholders, respectively.

Net cash used by financing activities was $464.5 million for the year ended December 31, 2006 compared to $517.7 million for the prior year. The change in cash provided by financing activities relates primarily to the following:

- Net proceeds from the issuance of long-term debt during the year ended December 31, 2005, net of issuance costs of $5.3 million, were $157.5 million relating to the initial borrowings under our 2005 Credit Facility. We had no such issuances during 2006.

- During the year ended December 31, 2005, we retired our 2004 Credit Facility and repaid the $175.0 million outstanding on that facility at the time of its retirement. Additionally, during the year ended December 31, 2005, we retired $249,980,000 par value of our Senior Notes for $286.9 million. During the year ended December 31, 2006, we retired the remaining $20,000 par value of Senior Notes.
- Principal repayments of long-term debt were $30.0 million for the year ended December 31, 2005 associated with permanent principal repayments under our 2005 Credit Facility. There were no principal repayments of long-term debt required to be made during 2006.
- During the year ended December 31, 2006, we made a net repayment of $85.0 million of revolving debt associated with our 2005 Credit Facility; during the year ended December 31, 2005, we repaid $62.8 million of revolving debt associated with our 2005 and 2004 Credit Facilities.
- During the year ended December 31, 2005, we used $13.1 million of funds held in escrow to retire a portion of the 2004 Credit Facility at the time that credit facility was refinanced by the 2005 Credit Facility.
- During the year ended December 31, 2006, we paid $219.1 million to acquire 6,088,113 shares of our common stock which we retired; during the year ended December 31, 2005, we paid $24.8 million to acquire 677,800 shares of our common stock which we retired.
- During the years ended December 31, 2006 and 2005, we paid $160.4 million and $110.4 million of dividends to shareholders, respectively.

Capital Expenditures for Drydockings and Vessel Acquisitions

Drydocking

In addition to vessel acquisition and acquisition of new building contracts, other major capital expenditures include funding our drydock program of regularly scheduled in-water survey or drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels which are younger than 15 years are required to undergo in-water surveys 2.5 years after a drydock and that vessels are to be drydocked every five years, while vessels 15 years or older are to be drydocked every 2.5 years in which case the additional drydocks take the place of these in-water surveys. During the year ended December 31, 2007, we paid $11.8 million of drydock related costs. For the year ending December 31, 2008, we anticipate that we will capitalize costs associated with drydocks on two vessels. We estimate that the expenditures to complete drydocks during 2008 will aggregate approximately $7 million to $9 million. The ability to meet this drydock schedule will depend on our ability to generate sufficient cash flows from operations, utilize our revolving credit facilities or secure additional financing.

Capital Improvements

During the year ended December 31, 2007, we capitalized $4.5 million relating to capital projects including environmental compliance equipment upgrades, satisfying requirements of oil majors and vessel upgrades. For the year ending December 31, 2008, we have budgeted approximately $3.5 million for such projects.

Vessel Acquisitions

In July 2004, we acquired four Suezmax newbuilding contracts. The purchase price of these contracts aggregate $67.2 million which was paid to the seller of those contracts. Also in July 2004, $8.8 million was paid to the shipyard as an installment on the construction of the vessels associated with these contracts. Three of these Suezmax vessels were delivered to us during March 2006, January 2007 and August 2007. As of December 31, 2007, we were required to pay an additional aggregate amount of $33.4 million upon the completion of construction of the one remaining Suezmax vessel. The delivery of the vessel occurred in February 2008. Additionally in February 2008, we paid the aggregate amount of $33.4 million due upon completion.

Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4) of SEC Regulation S-K.

Other Commitments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years and requires monthly payments by the Company of $125,000.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $109,724 per month from October 1, 2005 to September 30, 2010, $118,868 per month from October 1, 2010 to September 30, 2015, and $128,011 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $104,603.

The following is a tabular summary of our future contractual obligations for the categories set forth below (dollars in millions):

Tabular Disclosure of Contractual Obligations and Commercial Commitments

	Total	2008	2009	2010	2011	2012	Thereafter
2005 Credit Facility(1)	$722.6	$32.6	$32.6	$32.6	$32.6	$592.2	$ —
Newbuilding installments	33.4	33.4	—	—	—	—	—
Aircraft lease	1.6	1.5	0.1	—	—	—	—
Senior officer employment agreements	2.8	2.1	0.7	—	—	—	—
Office leases	18.7	1.7	1.3	1.3	1.4	1.4	11.6
Total commitments	$779.1	$71.3	$34.7	$33.9	$34.0	$593.6	$11.6

(1) Future interest payments on our 2005 Credit Facility are based on our current outstanding balance using a current borrowing rate of 5.625%. The amount also includes a 0.2625% commitment fee we are required to pay on the unused portion of this credit facility.

Other Derivative Financial Instruments

Freight Derivatives

As part of our business strategy, we have and may from time to time enter into freight derivative contracts to hedge and manage market risks relating to the deployment of our existing fleet of vessels. Generally, these freight derivative contracts are futures contracts that would bind us and each counterparty in the arrangement to buy or sell a specified notional amount of tonnage "forward" at an agreed time and price and for a particular route. These contracts generally settle based on the monthly Baltic Tanker Index ("BITR"), which is a worldscale index, and a may also include a specified bunker price index. The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, and by trade route. The duration of a contract can be one month, quarterly or up to three years with open positions settling on a monthly basis. Although freight derivatives can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, our objective has been to hedge and manage market risks as part of our commercial management. To the extent that we enter into freight derivatives, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market.

During November 2007, the Company entered into three freight derivative contracts which expire on December 31, 2008. The Company took short positions on two of these contracts for a VLCC tanker route for 45,000 metric tons and a long position for 30,000 metric tons of a Suezmax tanker route. The Company considers all of these contracts to be speculative. At December 31, 2007, these freight derivatives had an aggregate notional value of $13.9 million, which is an aggregate of both long and short positions. The net fair value of $0.7 million at December 31, 2007 of these freight derivatives was settled as of December 31, 2007 by the clearinghouse of these agreements whereby deposits the Company had with the clearinghouse have been reduced by a like amount, resulting in a realized loss of $0.7 million for the year ended December 31, 2007. The fair value of these open contracts is based on the estimated net amount that the Company would pay to terminate the agreements at the reporting date.

During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. As of December 31, 2007 and 2006, the fair market value of the freight derivative, which was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers, resulted in an asset (liability) to the Company of $(0.1) million and $2.2 million, respectively. The Company recorded an unrealized gain (loss) of $(2.3) million and $2.2 million for the years ended December 31, 2007 and 2006, respectively, which is reflected on the Company's statement of operations as Other income (expense). The Company has recorded an aggregate realized loss of $(1,247) and $2,073 for the years ended December 31, 2007 and 2006, respectively, which is classified as Other income (expense) on the statement of operations.

Currency Forward Contract

On July 19, 2005, the Company entered into a forward contract to acquire 5 million Euros on January 17, 2006 for $6.0 million. Changes in the fair value of this forward contract subsequent the date on which the Company entered into the contract (at which time the fair value was $0) was recorded as Other income (expense) on the Company's statement of operations. The Company entered into this contract to guard against weakening in the dollar against the Euro. As of December 31, 2005, the Company has recorded a liability of $0.1 million related to the fair market value of this derivative financial instrument. The Company has recorded an aggregate net unrealized gain (loss) of $0.1 million and $(0.1) million, for the years ended December 31, 2006 and 2005, which is classified as Other income (expense) on the statement of operations.

On October 29, 2007, the Company entered into two call options to purchase at $1.45 per Euro one million Euros on January 16, 2008 and one million Euros on April 16, 2008. The Company paid an aggregate of $39,000 for these options. As of December 31, 2007, the fair value of these options based on the exchange rate on that date resulted in an asset of $21,000 which is recorded as Derivative asset on the Company's balance sheet. The related unrealized gain for the year ended December 31, 2007 of $21,000 is classified as Other income (expense) on the statement of operations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Revenue Recognition. Revenue is generally recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Our revenues are earned under time charters or spot market voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Certain time charters contain provisions which provide for adjustments to time charter rates based on agreed-upon market rates. Revenue for spot market voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of spot market voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.

Allowance for Doubtful Accounts. We do not provide any reserve for doubtful accounts associated with our voyage revenues because we believe that our customers are of high creditworthiness and there are no serious issues concerning collectibility. We have had an excellent collection record during the past seven years. To the extent that some voyage revenues become uncollectible, the amounts of these revenues would be expensed at that time. We provide a reserve for our demurrage revenues based upon our historical record of collecting these amounts. As of December 31, 2007, we provided a reserve of approximately 11% for these claims, which we believe is adequate in light of our collection history. We periodically review the adequacy of this reserve so that it properly reflects our collection history. To the extent that our collection experience warrants a greater reserve we will incur an expense as to increase this amount in that period.

In addition, certain of our time charter contracts contain speed and fuel consumption provisions. We have a reserve for potential claims, which is based on the amount of cumulative time charter revenue recognized under these contracts which we estimate may need to be repaid to the charterer due to failure to meet these speed and fuel consumption provisions.

Depreciation and Amortization. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our double-hull tankers on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life for double-hull and double-sided vessels is consistent with that of other ship owners and with its economic useful life. Depreciation is based on cost less the estimated residual scrap value. We estimate our residual scrap value per lightweight ton to be $175. An increase in the useful life of the vessel would have the effect of decreasing the annual depreciation charge and extending it into later periods. An increase in the residual scrap value (as was done in 2004) would decrease the amount of the annual depreciation charge. A decrease in the useful life of the vessel would have the effect of increasing the annual depreciation charge. A decrease in the residual scrap value would increase the amount of the annual depreciation charge.

Replacements, Renewals and Betterments. We capitalize and depreciate the costs of significant replacements, renewals and betterments to our vessels over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. The amount capitalized is based on our judgment as to expenditures that extend a vessel's useful life or increase the operational efficiency of a vessel. We believe that these criteria are consistent with GAAP and that our policy of capitalization reflects the economics and market values of our vessels. Costs that are not depreciated are written off as a component of direct vessel operating expense during the period incurred. Expenditures for routine maintenance and repairs are expensed as incurred. If the amount of the expenditures we capitalize for replacements, renewals and betterments to our vessels were reduced, we would recognize the amount of the difference as an expense.

Deferred Drydock Costs. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks. We believe that these criteria are consistent with GAAP guidelines and industry practice, and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-Lived Assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," and FSP 157-2, "Effective Date of FASB Statement No. 157." FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2, "Effective Date of FASB Statement No. 157," delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. We do not believe that the adoption of SFAS 157 on January 1, 2008 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"). Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective for the Company commencing in 2008. Early adoption within 120 days of the beginning of the Company's 2007 fiscal year is permissible, provided the Company has adopted SFAS No. 157. The Company has no plans to apply SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No. 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will adopt SFAS No. 160 as of January 1, 2009.

The Company expects that the adoption of SFAS No. 160 will not have a material impact on its financial position, results of operations and cash flows.

Related Party Transactions

Through April 2005, we leased office space of approximately 11,000 square feet for our principal executive offices in New York, New York in a building leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, our Chairman, President and Chief Executive Officer. There was no lease agreement between us and GenMar Realty LLC. The Company paid an occupancy fee on a month to month basis in the amount of $55,000 for use of that space. For the years ended December 31, 2007, 2006 and 2005 the Company's occupancy fees were $0, $0 and $220, respectively. In April 2005, we moved our executive offices, and ceased using that space and paid that fee at the end of that month.

During the fourth quarter of 2000, we lent $485,467 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2007.

During the years ended December 31, 2007, 2006 and 2005, the Company incurred fees for legal services aggregating $46,000, $150,000 and $284,000, respectively, to the father of Peter C. Georgiopoulos, of which $0 and $18,000 was outstanding as of December 31, 2007 and 2006, respectively.

In January 2006, the Company repurchased 4,176,756 shares of our common stock from OCM Principal Opportunities Fund, L.P. ("OCM") in a privately negotiated transaction at $37.00 per share for a total purchase price of $154.5 million. Stephen A. Kaplan, a member of our board of directors, serves as a principal and portfolio manager of Oaktree Capital Management LLC, which is the general partner of OCM.

Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels, has incurred travel related expenditures for use of the Company aircraft and other miscellaneous expenditures during the years ended December 31, 2007 and 2006, totaling $0.3 million respectively, of which $66,000 and $0 was outstanding as of December 31, 2007 and 2006, respectively. Peter C. Georgiopoulos and Stephen A. Kaplan are directors of Genco.

During the years ended December 31, 2007 and 2006, Genco made available one of its employees who performed internal audit services for the Company for which the Company was invoiced $167,000 and $52,000 based on actual time spent by the employee, of which $61,000 and $25,000 was outstanding as of December 31, 2007 and 2006, respectively.

During the years ended December 31, 2007, 2006 and 2005, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to our vessels aggregating $1.2 million, $1.7 million and $5.9 million, respectively. The balance of $33,000 and $0 was outstanding as of December 31, 2007 and 2006. During the year ended December 31, 2007, Aegean incurred travel related expenditure for use of the company aircraft totaling $98,000. During July 2006, an investment vehicle controlled by Peter C. Georgiopoulos and John Tavlarios, a member of our board of directors and one of our executive officers, made an investment in and purchased shares of Aegean from Aegean's principal shareholder. During December 2006, Aegean completed its initial public offering. At that time, Peter C. Georgiopoulos became chairman of the board of Aegean and John Tavlarios and John Hatab, a member of the Company's board of directors, joined the board of directors of Aegean.

Pursuant to the Company's revised aircraft use policy, the following authorized executives may, subject to approval from the Company's Chairman/Chief Executive Officer, charter the Company's aircraft from an authorized third-party charterer for use on non-business flights: the Chief Executive Officer, the President of General Maritime Management LLC, the Chief Financial Officer and the Chief Administrative Officer. The chartering fee to be paid by the authorized executive will be the greater of: (i) the incremental cost to the Company of the use of the aircraft and (ii) the applicable Standard Industry Fare Level for the flight under Internal Revenue Service regulations, in each case as determined by the Company. The amount of use of the aircraft for these purposes will be monitored from time to time by the Audit Committee. During the year ended December 31, 2007, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on four occasions and incurred charter fees totaling $113,000 directly to the third-party charterer. During the year ended December 31, 2006, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on six occasions and incurred charter fees totaling $101,000 directly to the third-party charterer. During the year ended December 31, 2006, John Tavlarios chartered the Company's aircraft from the third-party charterer on one occasion and incurred charter fees totaling $7,000 directly to the third-party charterer. No charter fees were incurred by John Tavlarios during the year ended December 31, 2007.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At December 31, 2007, we had $565 million of floating rate debt with a margin over LIBOR of 0.75% compared to December 31, 2006 when we had $50 million of floating rate debt with a margin over LIBOR of 0.75%. As of December 31, 2007, the Company is party to an interest rate swap which effectively fixes LIBOR on $100 million of its outstanding floating rate debt to a fixed rate of 4.748%. A one percent increase in LIBOR would increase interest expense on the portion of our $465 million outstanding floating rate indebtedness, which is not economically hedged, by approximately $4.7 million per year from December 31, 2007.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. Dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. Dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which is the Euro, as well as British Pounds, Japanese Yen, Singapore Dollars, Australian Dollars and Norwegian Kroners. During the year ended December 31, 2007, approximately 11% of the Company's direct vessel operating expenses were denominated in these currencies. The potential additional expense from a 10% adverse change in quoted foreign currency exchange rates, as it relates to all of these currencies, would be approximately $0.5 million for the year ended December 31, 2007.

On July 19, 2005, the Company entered into a forward contract to acquire 5 million Euros on January 17, 2006 for $6.0 million. The Company entered into this contract to guard against weakening in the dollar against the Euro. The Company has recorded an aggregate net unrealized gain of $0.1 million for the year ended December 31, 2006, which is classified as Other income (expense) on the statement of operations. As of December 31, 2007, the Company was party to two call options to purchase at $1.45 per Euro one million Euros on January 16, 2008 and one million Euros on April 16, 2008.

Charter Rate Risk

As part of our business strategy, we have and may from time to time enter into freight derivative contracts to hedge and manage market risks relating to the deployment of our existing fleet of vessels. Generally, these freight derivative contracts are futures contracts that would bind us and each counterparty in the arrangement to buy or sell a specified notional amount of tonnage "forward" at an agreed time and price and for a particular route. Our objective would be to hedge and manage market risks as part of our commercial management. During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. The aggregate notional value of this contract is $19.4 million as of December 31, 2007. As of December 31, 2007 and 2006, the fair market value of the freight derivative contract resulted in an asset (liability) to the Company of $(0.1) million and $2.2 million, respectively, and a net unrealized and realized gain (loss) of $(3.5) million $0.1 million for the years ended December 31, 2007 and 2006, respectively, which is reflected on our statement of operations as Other income (expense). A 10% increase in the forward BITR from the December 31, 2007 levels would result in additional payments to the counterparty of $3.8 million over the period from January 1, 2008 to June 30, 2009. A 10% decrease in the specified bunker price forward index from the December 31, 2007 level would result in additional payments to the counterparty of $1.4 million over the period from January 1, 2008 to June 30, 2009.

During November 2007, the Company entered into three freight derivative contracts which expire on December 31, 2008. The Company took short positions on two of these contracts for a VLCC tanker route for 45,000 metric tons and a long position for 30,000 metric tons of a Suezmax tanker route. The Company considers all of these contracts to be speculative. At December 31, 2007, these freight derivatives had an aggregate notional value of $13.9 million, which is an aggregate of both long and short positions. The net fair value of $0.7 million at December 31, 2007 of these freight derivatives was settled as of December 31, 2007 by the clearinghouse of these agreements whereby deposits the Company had with the clearinghouse have been reduced by a like amount, resulting in a realized loss of $0.7 million for the year ended December 31, 2007. The fair value of these open contracts is based on the estimated net amount that the Company would pay to terminate the agreements at the reporting date.

A 10% increase in the forward BITR from the December 31, 2007 levels on the short positions on the contracts for the VLCC tanker route for 45,000 metric tons would result in additional payments to the counterparty of approximately $1.0 million over the period from January 1, 2008 to December 31, 2008. A 10% decrease in the forward BITR from the December 31, 2007 levels on the long position on the contract for the Suezmax tanker route for 30,000 metric tons would result in a reduction of payments received from the counterparty of approximately $0.7 million over the period from January 1, 2008 to December 31, 2008.

Consolidated Balance Sheets

December 31, 2007 and 2006

(dollars in thousands, except per share data)	December 31, 2007	December 31, 2006
Assets		
Current Assets:		
Cash	$ 44,526	$107,460
Due from charterers, net	10,562	13,288
Prepaid expenses and other current assets	27,385	17,117
Derivative asset	21	—
Total current assets	82,494	137,865
Noncurrent Assets:		
Vessels, net of accumulated depreciation of $189,989 and $152,840, respectively	684,019	592,686
Vessel construction in progress	30,329	77,416
Other fixed assets, net	10,084	8,257
Deferred drydock costs, net	20,209	18,572
Deferred financing costs, net	4,724	4,469
Derivative asset	246	2,180
Other assets	1,685	1,000
Goodwill	1,245	1,245
Total noncurrent assets	752,541	705,825
Total Assets	$835,035	$843,690
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 24,381	$ 18,698
Deferred voyage revenue	10,282	8,449
Derivative liability	839	—
Total current liabilities	35,502	27,147
Noncurrent Liabilities:		
Long-term debt	565,000	50,000
Other noncurrent liabilities	3,932	2,630
Derivative liability	1,944	—
Total noncurrent liabilities	570,876	52,630
Total Liabilities	606,378	79,777
Commitments and Contingencies		
Shareholders' Equity:		
Common stock, $0.01 par value per share; authorized 75,000,000 shares; issued and outstanding 32,029,540 and 32,739,107 shares at December 31, 2007 and December 31, 2006, respectively	321	328
Paid-in capital	230,748	438,801
Retained earnings	—	324,784
Accumulated other comprehensive loss	(2,412)	—
Total shareholders' equity	228,657	763,913
Total Liabilities and Shareholders' Equity	$835,035	$843,690

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands, except per share data)	2007	2006	2005
Voyage Revenues:			
Voyage revenues	$255,015	$325,984	$567,901
Operating Expenses:			
Voyage expenses	38,069	80,400	137,203
Direct vessel expenses	48,213	47,472	86,681
Other expense	—	2,430	—
General and administrative	46,920	44,787	43,989
Depreciation and amortization	49,671	42,395	97,320
Loss (gain) on sale of vessels and equipment	417	(46,022)	(91,235)
Total operating expenses	183,290	171,462	273,958
Operating Income	71,725	154,522	293,943
Other Income (Expense):			
Interest income	2,482	5,620	3,482
Interest expense	(25,541)	(4,165)	(32,400)
Other income (expense)	(4,127)	854	(52,668)
Net other income (expense)	(27,186)	2,309	(81,586)
Net income	$ 44,539	$156,831	$212,357
Earnings per common share:			
Basic	$ 1.46	$ 4.98	$ 5.71
Diluted	$ 1.43	$ 4.87	$ 5.61
Weighted average shares outstanding—basic	30,402,810	31,471,809	37,164,321
Weighted average shares outstanding—diluted	31,212,732	32,217,428	37,874,378

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands except per share data)	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Comprehensive Income	Total
Balance as of January 1, 2005	$379	$ 420,375	$ 470,217	$ (545)		$ 890,426
Comprehensive income:						
Net income			$ 212,357		$212,357	212,357
Unrealized derivative gains on cash flow hedge				545	545	545
Comprehensive income					$212,902	
Cash dividends paid			(110,404)			(110,404)
Exercise of stock options	1	1,503				1,504
Issuance of 1,079,600 shares of restricted stock	7	(7)				—
Acquisition and retirement of 677,800 shares of common stock	(7)		(24,764)			(24,771)
Restricted stock amortization		6,468				6,468
Balance as of December 31, 2005	380	428,339	547,406	—		976,125
Net income			156,831		$156,831	156,831
Exercise of stock options	5	759				764
Issuance of 296,700 shares of restricted stock, net of forfeitures	3	(3)				—
Acquisition and retirement of 6,088,113 shares of common stock	(60)		(219,013)			(219,073)
Cash dividends paid			(160,440)			(160,440)
Restricted stock amortization, net of forfeitures		9,706				9,706
Balance at December 31, 2006	328	438,801	324,784	—		763,913
Comprehensive income:						
Net income			44,539		$ 44,539	44,539
Unrealized derivative loss on cash flow hedge				(2,412)	(2,412)	(2,412)
Comprehensive income					$ 42,127	
Exercise of stock options		123				123
Issuance of 473,712 shares of restricted stock, net of forfeitures	5	(5)				—
Acquisition and retirement of 1,351,600 shares of common stock	(13)	(32,644)				(32,657)
Cash dividends paid		(190,800)	(364,703)			(555,503)
Restricted stock issued in lieu of cash dividend	1	4,619	(4,620)			—
Restricted stock amortization, net of forfeitures		10,654				10,654
Balance at December 31, 2007	**$321**	**$ 230,748**	**$ —**	**$(2,412)**		**$ 228,657**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands)	2007	2006	2005
Cash Flows Provided by Operating Activities:			
Net income	$ 44,539	$ 156,831	$ 212,357
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on sale of vessels and equipment	417	(46,022)	(91,235)
Depreciation and amortization	49,671	42,395	97,320
Write-off of deferred financing costs of refinanced credit facilities	—	—	5,660
Loss on retirement of Senior Notes	—	—	45,778
Amortization of discount on Senior Notes	—	—	243
Amortization of deferred financing costs	959	—	—
Restricted stock compensation expense	10,654	9,706	6,468
Net unrealized loss on derivative financial instruments	2,284	—	—
Changes in assets and liabilities:			
Decrease in due from charterers	2,726	33,993	26,602
(Increase) decrease in prepaid expenses and other current and noncurrent assets	(10,953)	14,954	(2,811)
Increase (decrease) in other current and noncurrent liabilities	5,518	(16,520)	(2,034)
Decrease in accrued interest	—	—	(7,277)
Increase (decrease) in deferred voyage revenue	1,833	6,309	(3,418)
Deferred drydock costs incurred	(11,815)	(11,929)	(38,039)
Net cash provided by operating activities	95,833	189,717	249,614
Cash Flows (Used) Provided by Investing Activities:			
Payments for vessel construction in progress	(80,061)	(50,602)	(10,576)
Purchase of other fixed assets	(4,455)	(5,035)	(5,918)
Proceeds from sale of vessels	—	340,901	334,663
Net cash (used) provided by investing activities	(84,516)	285,264	318,169
Cash Flows Used by Financing Activities:			
Long-term debt borrowings	—	—	162,788
Payments to retire Senior Notes	—	(20)	(286,851)
Payments to retire credit facilities	—	—	(175,000)
Principal payments on long-term debt	—	—	(30,000)
Borrowings on revolving credit facilities	570,000	175,000	—
Repayments on revolving credit facilities	(55,000)	(260,000)	(62,788)
Deferred financing costs paid	(1,214)	(728)	(5,256)
Cash released from (placed in) escrow with lender	—	—	13,050
Payments to acquire and retire common stock	(32,657)	(219,073)	(24,771)
Proceeds from exercise of stock options	123	764	1,504
Cash dividends paid	(555,503)	(160,440)	(110,404)
Net cash used by financing activities	(74,251)	(464,497)	(517,728)
Net (decrease) increase in cash	(62,934)	10,484	50,055
Cash, beginning of the year	107,460	96,976	46,921
Cash, end of year	$ 44,526	$ 107,460	$ 96,976
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest (net of amount capitalized)	$ 24,296	$ 4,168	$ 39,677
Transfer from vessel construction in progress to vessel	$ 127,885	$ 61,671	$ —
Restricted stock granted to employees (net of forfeitures)	$ 12,142	$ 10,383	$ 48,338
Restricted stock granted in lieu of cash dividends	$ 4,620	$ —	$ —

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands, except per share, per day and per ton data)

1. Summary of Significant Accounting Policies

Nature of Business. General Maritime Corporation (the "Company") through its subsidiaries provides international transportation services of seaborne crude oil. The Company's fleet is comprised of both Aframax and Suezmax vessels. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.

The Company's vessels are primarily available for charter on a spot voyage or time charter basis. Under a spot voyage charter, which generally lasts between two to ten weeks, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

Basis of Presentation. The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the significant accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below.

Business Geographics. Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters, over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.

Segment Reporting. Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of crude oil with its fleet of midsize vessels.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Revenue and Expense Recognition. Revenue and expense recognition policies for spot market voyage and time charter agreements are as follows:

Spot Market Voyage Charters. Spot market voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the spot market voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2007 and 2006, the Company has a reserve of approximately $424 and $1,333, respectively, against its due from charterers balance associated with demurrage revenues.

Time Charters. Revenue from time charters is recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred. Time charter agreements require that the vessels meet specified speed and bunker consumption standards. During the year ended December 31, 2006, all asserted performance claims were settled and paid for during 2006 for $11,750. The the Company has determined that there are no unasserted claims on any of its time charters since that time; accordingly, there is no reserve as of December 31, 2007 and 2006.

Vessels, Net. Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from date of initial delivery from the shipyard for non-single-hull vessels. In addition, the Company estimates residual value of its vessels to be $175/LWT.

Depreciation is based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or betterment. Undepreciated cost of any asset component being replaced is written off as a component of direct vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred.

Construction in Progress. Construction in progress represents the cost of acquiring contracts to build vessels, installments paid to shipyards, certain other payments made to third parties and interest costs incurred during the construction of vessels (until the vessel is substantially complete and ready for its intended use). During the years ended December 31, 2007, 2006 and 2005, the Company capitalized $2,385, $3,571 and $3,475, respectively, of interest expense.

Other Fixed Assets, Net. Other fixed assets, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Useful Lives
Furniture and fixtures	10 years
Vessel and computer equipment	5 years

Impairment of Long-Lived Assets. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis.

Deferred Drydock Costs, Net. Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocks as they occur and amortizes these costs on a straight-line basis over the period between drydocks. Amortization of drydock costs is included in depreciation and amortization in the statement of operations. For the years ended December 31, 2007, 2006 and 2005, amortization was $10,178, $6,145 and $17,957, respectively. Accumulated amortization as of December 31, 2007 and 2006 was $11,596 and $7,191, respectively.

Deferred Financing Costs, Net. Deferred financing costs include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized on a straight-line basis over the life of the related debt, which is included in interest expense. Amortization was $959, $722 and $1,968 for the years ended December 31, 2007, 2006 and 2005, respectively. Accumulated amortization as of December 31, 2007 and 2006 was $1,783 and $824 respectively.

Goodwill. The Company follows the provisions for SFAS No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually and written down with a charge to operations when the carrying amount exceeds the estimated fair value. Prior to the adoption of SFAS No. 142, the Company amortized goodwill. During 2005, in connection with the reclassification of 26 vessels to vessels held for sale, $4,508 of the goodwill associated with certain of these vessels was reclassified to Vessels held for sale leaving a balance at December 31, 2007 and 2006 of $1,245. The Company determined that there was no impairment of goodwill as of the transition date and during the years ended December 31, 2007, 2006 and 2005.

Income Taxes. The Company is incorporated in the Republic of the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. Additionally, pursuant to the U.S. Internal Revenue Code, the Company is exempt from U.S. income tax on its income attributable to the operation of vessels in international commerce. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income taxes. Therefore, no provision for income taxes is required. The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) effective January 1, 2007. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Company qualifies for an exemption pursuant to Section 883 of the U.S. Internal Revenue Code of 1986, or the Code, from U.S. federal income tax on shipping income that is derived from U.S. sources. The Company is similarly exempt from state and local income taxation. This Interpretation does not have a material effect on the Company's consolidated financial statements.

(dollars in thousands, except per share, per day and per ton data)

Deferred Voyage Revenue. Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned in the appropriate future periods.

Comprehensive Income. The Company follows Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income and unrealized gains and losses related to our interest rate swap.

Stock-Based Compensation. Effective January 1, 2006, the Company adopted Statement of Financial Standards ("SFAS") No. 123R, "Share-Based Payments," using a modified version of prospective application (See Note 17 for impact of adopting SFAS 123R.) Accordingly, prior period amounts have not been restated. Pursuant to the adoption of SFAS 123R, unamortized restricted stock is now classified as a component of Paid-in capital in Shareholders' equity. Prior to adoption of SFAS 123R, the Company followed the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," to account for its stock option plan. The Company provided pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No. 123, "Accounting for Stock-Based Compensation," had been adopted. The following table details the effect on net income and earnings per share had compensation expense for stock options been recorded for the year ended December 31, 2005 based on the methods recommended by Statement of Financial Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation":

	2005
Net income:	
As reported	$212,357
Stock-based compensation expense using the fair value method	309
Pro forma	$212,048
Earnings per common share (as reported):	
Basic	$ 5.71
Diluted	$ 5.61
Earnings per common share (pro forma):	
Basic	$ 5.71
Diluted	$ 5.60

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel and drydock valuations and the valuation of amounts due from charterers. Actual results could differ from those estimates.

Earnings Per Share. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Fair Value of Financial Instruments. The estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2007 and 2006 due to their short-term maturity or the variable-rate nature of the respective borrowings.

Derivative Financial Instruments. In addition to interest rate swaps described below, the Company has been party to other derivative financial instruments to guard against the risks of (a) a weakening U.S. Dollar that would make future Euro-based expenditure more costly, (b) rising fuel costs which would increase future voyage expenses, (c) declines in future spot market rates which would reduce revenues on future voyages of vessels trading on the spot market and (d) rising interest rates which would increase interest expense on the Company's outstanding borrowings. Except for its interest rate swap, described below, the Company's derivative financial instruments do not qualify for hedge accounting for accounting purposes, although the Company considers certain of these derivative financial instruments to be economic hedges against these risks. The Company records the fair value of its derivative financial instruments on its balance sheet as a Derivative liabilities or assets, as applicable. Changes in fair value in the derivative financial instruments that do not qualify for hedge accounting, as well as payments made to, or received from counterparties, to periodically settle the derivative transactions, are recorded as Other income (expense) on the statement of operations as applicable.

Interest Rate Risk Management. The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to outstanding borrowings. These borrowings are subject to a variable borrowing rate. The Company uses a forward starting pay-fixed receive-variable interest rate swap to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of OCI.

For the portion of the forward interest rate swaps that are not effectively hedged, the change in the value and the rate differential to be paid or received is recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income until such time the Company has obligations against which the swap is designated and is an effective hedge.

As of December 31, 2007, the Company is party to pay-fixed interest rate swap agreements that expire in 2010 which effectively convert floating rate obligations to fixed rate instruments. During the years ended December 31, 2007, 2006 and 2005, the Company recognized a credit (charge) to other comprehensive loss (OCI) of $(2,412), $0 and $545, respectively. The aggregate liability in connection with a portion of the Company's interest rate swaps as of December 31, 2007 and 2006 was $2,461 and $0, respectively, and is presented as Derivative liability on the balance sheet.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. The Company earned 39.5% of its revenues from one customer during the year ended December 31, 2007. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2007.

Foreign Exchange Gains and Losses. Gains and losses on transactions denominated in foreign currencies are recorded within the consolidated statement of operations as components of general and administrative expenses or Other income (expense) depending on the nature of the transactions to which they relate. During the years ended December 31, 2007, 2006 and 2005, transactions denominated in foreign currencies resulted in increases (decreases) in general and administrative expenses of $114, $79 and $(69), respectively, and increases in Other income (expense) of $198, $628 and $(206), respectively.

Recent Accounting Pronouncements. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," and FSP 157-2, "Effective Date of FASB Statement No. 157." FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2, "Effective Date of FASB Statement No. 157," delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. The Company does not believe that the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159"). Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective for the Company commencing in 2008. The Company has no plans to apply SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations," (SFAS No. 141R). SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of

(dollars in thousands, except per share, per day and per ton data)

the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No. 141R are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company will adopt SFAS No. 160 as of January 1, 2009. The Company expects that the adoption of SFAS No. 160 will not have a material impact on its financial position, results of operations and cash flows.

2. Cash Flow Information

The Company excluded from non-cash investing activities in the Consolidated Statement of Cash Flows items included in accounts payable and accrued expenses for the purchase of Vessels, Vessel construction in progress and Other fixed assets of approximately $63, $422 and $982, respectively, for the year ended December 31, 2007.

3. Vessel Acquisitions/Deliveries

In March 2004, the Company agreed to acquire three Aframax vessels, two Suezmax vessels, four newbuilding Suezmax contracts and a technical management company from an unaffiliated entity for cash. The three Aframax vessels, two Suezmax vessels and the technical management company were acquired between April and June 2004. The four newbuilding Suezmax contracts were acquired in July 2004. The purchase price of these assets was approximately $248,100, which were financed through cash on hand and borrowings under the Company's then existing revolving credit facilities. This $248,100 purchase price was allocated as follows: $180,599 for the five vessels, $67,242 for the four newbuilding Suezmax contracts and $266 for the technical management company the net assets of which are comprised of $107 of cash, other current assets of $738, noncurrent assets of $82 and current liabilities of $661. In addition, $8,777 was paid to the shipyard as an installment on the construction price of the four newbuilding contracts.

During the year ended December 31, 2006, the Company took delivery of one newly constructed Suezmax tanker. Capitalized costs of this vessel over its construction period, inclusive of capitalized interest, were $61,671.

During the year ended December 31, 2007, the Company took delivery of two newly constructed Suezmax tankers. Capitalized costs of these vessels over their construction period, inclusive of capitalized interest, were $127,885.

These three vessels are part of the 20 vessels that collateralize the Company's 2005 Credit Facility (see Note 9).

The remaining installments on the one newbuilding Suezmax contract to be paid by the Company subsequent to December 31, 2007 aggregates $33,406, which is payable in 2008.

4. Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the exercise of all dilutive stock options using the treasury stock method and the lapsing of restrictions on unvested restricted stock awards, for which the assumed proceeds upon lapsing the restrictions are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. For the years ended December 31, 2007, 2006 and 2005, all stock options were considered to be dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Year Ended December 31,		
	2007	2006	2005
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	30,402,810	31,471,809	37,164,321
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	30,402,810	37,471,809	37,164,321
Stock options	4,339	44,616	58,306
Restricted stock awards	805,583	701,003	651,751
Weighted average common shares outstanding, diluted	31,212,732	32,217,428	37,874,378

During January 2008, the Company repurchased and retired 711,300 shares of its common stock for $16,379.

5. Sale of Vessels and Office Closings

Sale of Vessels

During 2005, the Company agreed to sell its four single-hull Suezmax vessels, its six double-sided Suezmax vessels, its one single-hull Aframax vessel and its six double-sided Aframax vessels in order to transform the Company's fleet to exclusively double-hull vessels. In addition, as of December 31, 2005, the Company reclassified its nine Aframax OBO vessels from Vessels to Vessels held for sale. The Company decided to sell these vessels to reduce the average age of its fleet. Through December 31, 2005, 13 of these vessels were delivered to their new owners for aggregate net proceeds of $334,663, and a net gain on sale of vessels of $91,235. The aggregate book value of remaining three single-hull Suezmax vessels, one double-sided Aframax vessel and nine Aframax OBO vessels of $294,527 were carried as Vessels held for sale on the Company's balance sheet as of December 31, 2005. The three single-hull Suezmax vessels and one double-sided Aframax vessel were delivered to their new owners in January 2006.

During the year ended December 31, 2006, the Company delivered to their new owners all of the vessels held for sale as of December 31, 2005 for aggregate net proceeds of $340,901, and a net gain on sale of vessels of $46,022.

Office Closings

On February 10, 2006, the Company signed agreements to sell nine OBO Aframax vessels. In connection with that decision, the Company determined one technical management office outside the U.S. would adequately service its current fleet and as such decided to cease its technical management operations at its office in Piraeus, Greece, operated by General Maritime Management (Hellas) Ltd.

This office ceased its vessel operations during May 2006. The Company incurred approximately $1,300 of costs in connection with its closure during the year ended December 31, 2006, which has been classified as a component of general and administrative expense on the Company's statement of operations. All of these costs have been paid as of December 31, 2006.

During February 2007, the Company decided to close its office in London, England, operated by General Maritime Management (UK) LLC, which provides commercial management services for the Company's vessels, due to a large increase in the percentage of the fleet that is on long-term time charter. This office ceased its commercial management activities during March 2007. The cost of closing this office, which was classified as a component of general and administrative expense, was approximately $160, and was substantially attributable to employee severance costs which were paid during March 2007. The Company expects to close this office during 2008.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2007	2006
Bunkers and lubricants inventory	$ 6,148	$ 5,287
Insurance claims receivable	11,234	7,186
Other	10,003	4,644
Total	$27,385	$17,117

Insurance claims receivable consist substantially of payments made by the Company for repairs of vessels that the Company expects to recover from insurance.

7. Other Fixed Assets

Other fixed assets consist of the following:

	December 31, 2007	2006
Other fixed assets:		
Furniture, fixtures and equipment	$ 4,246	$ 4,115
Vessel equipment	8,750	4,976
Computer equipment	1,186	1,153
Total cost	14,182	10,244
Less: accumulated depreciation	4,098	1,987
Total	$10,084	$ 8,257

8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2007	2006
Accounts payable	$ 9,575	$ 4,384
Accrued operating	8,650	8,885
Accrued administrative	6,156	5,429
Total	$24,381	$18,698

9. Long-Term Debt

Long-term debt consists of the following:

	December 31, 2007	2006
2005 Credit Facility	$565,000	$50,000
Total	$565,000	$50,000
Less: current portion of long-term debt	—	—
Long-term debt	$565,000	$50,000

(dollars in thousands, except per share, per day and per ton data)

2005 Credit Facility

On October 26, 2005, the Company entered into an $800,000 revolving credit facility (the "2005 Credit Facility") with a syndicate of commercial lenders. The 2005 Credit Facility was used to refinance its then existing term borrowings (the "2005 Refinancing"). Pursuant to the 2005 Refinancing, the Company repaid $175,000 of term borrowings then outstanding primarily by making an initial drawdown of $162,788 and using $13,050 cash held in escrow.

Upon consummating the 2005 Refinancing, unamortized deferred financing costs associated with the then outstanding term borrowings aggregating $5,660 were written off as a non-cash charge in October 2005. This non-cash charge is classified as Other income (expense) on the statement of operations. In connection with the 2005 Refinancing, the Company incurred deferred financing costs of $4,565.

On February 16, 2007, the Company entered into an agreement to amend the 2005 Credit Facility. The 2005 Credit Facility, as amended, increased the total commitment of the lenders by $100,000 from $800,000 to $900,000.

Pursuant to this amendment, the Company is permitted to (1) pay quarterly cash dividends with respect to fiscal quarters on or after March 31, 2007, limited to $0.50 per share and (2) pay additional dividends, including stock buybacks, in an aggregate amount not to exceed $50,000 plus 50% of cumulative net excess cash flow after February 16, 2007. In addition, the amendment permitted the Company to declare a one-time special dividend of up to $15 per share (up to an aggregate amount not to exceed $500,000) at any time prior to December 31, 2007.

Under the 2005 Credit Facility, as amended, for any time on or after April 1, 2007 the leverage ratio covenant was eliminated and the minimum cash balance covenant was reduced such that the Company is not permitted to reduce the sum of (A) unrestricted cash and cash equivalents plus (B) the lesser of (1) the total available unutilized commitment and (2) $25,000, to be less than $50,000. In addition, the Company agreed to a new covenant whereby it will not permit its net debt to EBITDA ratio to be greater than 5.5:1.00 on the last day of any fiscal quarter at any time beginning April 1, 2007.

As of December 31, 2007, the Company is in compliance, in all material respects, with all of the financial covenants under its 2005 Credit Facility, as amended.

The 2005 Credit Facility, as amended, provides a four-year nonamortizing revolving loan with semiannual reductions of $50,063 beginning October 26, 2009 and a bullet reduction of $599,625 at the end of year seven. Up to $50,000 of the 2005 Credit Facility is available for the issuance of standby letters of credit to support obligations of the Company and its subsidiaries that are reasonably acceptable to the issuing lenders under the facility. As of December 31, 2007, the Company has outstanding letters of credit aggregating $7,508 which expire between March 2008 and December 2008, leaving $42,492 available to be issued.

The 2005 Credit Facility carries an interest rate of LIBOR plus 75 basis points (or, depending on the Company's long-term foreign issuer credit rating and leverage ratio, 100 basis points) on the outstanding portion and a commitment fee of 26.25 basis points on the unused portion. As of December 31, 2007 and 2006, $565,000 and $50,000, respectively, of the facility is outstanding. The facility is collateralized by 20 of the Company's double-hull vessels and its one newbuilding Suezmax contract, with carrying values as of December 31, 2007 of $684,019 and $30,329, respectively, as well as the Company's equity interests in its subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels. Each subsidiary of the Company with an ownership interest in these vessels or which has otherwise guaranteed the Company's Senior Notes also provides an unconditional guaranty of amounts owing under the 2005 Credit Facility.

The Company's ability to borrow amounts under the 2005 Credit Facility is subject to satisfaction of certain customary conditions precedent, and compliance with terms and conditions contained in the credit documents. These covenants include, among other things, customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends or make stock repurchases (except as otherwise permitted as described above), engage in businesses other than those engaged in on the effective date of the credit facility and similar or related businesses, enter into transactions with affiliates, amend its governing documents or documents related to its Senior Notes, and merge, consolidate, or dispose of assets. The Company is also required to comply with various ongoing financial covenants, including with respect to the Company's minimum cash balance, collateral maintenance, and net debt to EBITDA ratio. If the Company does not comply with the various financial and other covenants and requirements of the 2005 Credit Facility, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the facility.

During the years ended December 31, 2007 and 2006, the Company paid dividends of $555,503 and $160,440, respectively. Included in the dividends paid during the year months ended December 31, 2007 is a special dividend of $15 per share of $486,491 which was permitted under the February 2007 amendment to the 2005 Credit Facility.

Interest rates during the year ended December 31, 2007 ranged from 5.13% to 6.50% on the 2005 Credit Facility.

Based on borrowings as of December 31, 2007, none of the $565,000 outstanding under the 2005 Credit Facility is due until 2012.

Interest Rate Swap Agreements

In August and October 2001, the Company entered into interest rate swap agreements with foreign banks to manage interest costs and the risk associated with changing interest rates. At their inception, these swaps had notional principal amounts equal to 50% the Company's outstanding term loans under then existing credit facilities. The notional principal amounts amortize at the same rate as the term loans. The interest rate swap agreement entered into during August 2001 hedged one of these credit facilities, to a fixed rate of 6.25%. This swap agreement terminated on June 15, 2006. The interest rate swap agreement entered into during October 2001 hedged another of these credit facilities to a fixed rate of 5.485%. This swap agreement terminated on June 27, 2006. The differential to be paid or received for these swap agreements was recognized as an adjustment to interest expense as incurred through June 30, 2005. The Company has determined that, through June 30, 2005, these interest rate swap agreements, which effectively hedged the Company's then existing credit facilities continued to effectively hedge, but not perfectly, the Company's 2004 Credit Facility. As of July 1, 2005, the Company stopped designating its interest rate swaps as a hedge.

Effective September 21, 2007, the Company entered into an interest rate swap agreement with Citigroup to manage interest costs and the risk associated with changing interest rates. The notional principal amount of the swap is $100,000 and has a fixed interest rate on the notional amount of 4.748% through October 1, 2010, when it expires. The ineffective portion of the hedge of $50 for the year ended December 31, 2007 is recorded as a component of Other expense on the statement of operations.

The changes in the notional principal amounts of the swaps during the years ended December 31, 2007, 2006 and 2005 are as follows:

	December 31,		
	2007	2006	2005
Notional principal amount, beginning of year	$ —	$ 19,500	$ 45,500
Additions	100,000	—	—
Amortization of swaps	—	(19,500)	(26,000)
Notional principal amount, end of the year	$100,000	$ —	$ 19,500

Interest expense pertaining to interest rate swaps for the years ended December 31, 2007, 2006 and 2005 was $(122), $0 and $338, respectively.

The Company would have paid approximately $2,461 to settle its outstanding swap agreement based upon its aggregate fair value as of December 31, 2007. This fair value is based upon estimates received from financial institutions.

Senior Notes

On March 20, 2003, the Company issued $250,000 of 10% Senior Notes which were due March 15, 2013 (the "Senior Notes"). Interest was paid on the Senior Notes each March 15 and September 15. The Senior Notes were general unsecured, senior obligations of the Company. The proceeds of the Senior Notes, prior to payment of fees and expenses, were $246,158. The Senior Notes contained incurrence covenants which, among other things, restricted the Company's future ability to incur future indebtedness and liens, to apply the proceeds of asset sales freely, and to merge or undergo other changes of control and to pay dividends. The Senior Notes were guaranteed by all of the Company's present subsidiaries and future "restricted" subsidiaries (all of which are 100% owned by the Company). These guarantees were full and unconditional and joint and several with the parent company General Maritime Corporation. The parent company, General Maritime Corporation, has no independent assets or operations. Additionally, certain defaults on other debt instruments, such as failure to pay interest or principal when due, were deemed to be a default under the Senior Notes agreement.

(dollars in thousands, except per share, per day and per ton data)

Between September 23, 2005 and culminating on December 30, 2005 with a cash tender offer, the Company purchased and retired $249,980 par value of its Senior Notes for cash payments aggregating $286,851. Pursuant to these purchases, the Company recorded a loss of $40,753, which represents the amount by which the cash paid exceeds the carrying value of the Senior Notes as well as associated brokerage and legal fees. In addition, the Company wrote off the unamortized deferred financing costs associated with the Senior Notes of $5,025 as a non-cash charge. Both the loss on retirement and the write-off of the unamortized deferred financing costs are classified as Other income (expense) on the statement of operations.

In January 2006, pursuant to the completion of the cash tender offer, the second supplemental indenture entered into in connection with the Senior Notes (the "Second Supplemental Indenture") became operative. The Second Supplemental Indenture amended the indenture under which the Senior Notes were issued (the "Indenture"), to eliminate substantially all of the restrictive covenants and certain default provisions in the Indenture (the "Amendments"). The Amendments were binding upon holders of the remaining Senior Notes who did not tender their Senior Notes pursuant to the cash tender offer even though such holders have not consented to the Amendments.

In May 2006, the Company purchased and retired the remaining $20 par value of its Senior Notes, leaving none outstanding as of December 31, 2006.

Interest expense under all of the Company's credit facilities, Senior Notes and interest rate swaps aggregated $25,540, $4,166 and $32,400 for the years ended December 31, 2007, 2006 and 2005, respectively.

10. Derivative Financial Instruments

In addition to interest rate swap agreements (see Note 9), the Company is party to the following derivative financial instruments:

Foreign Currency. On July 19, 2005, the Company entered into a forward contract to acquire 5 million Euros on January 17, 2006 for $6,033. Changes in the fair value of this forward contract subsequent to the date on which the Company entered into the contract (at which time the fair value was $0) was recorded as Other income (expense) on the Company's statement of operations. The Company entered into this contract to guard against weakening in the dollar against the Euro. As of December 31, 2005, the Company has recorded a liability of $126 related to the fair market value of this derivative financial instrument. The Company has recorded an aggregate net unrealized gain (loss) of $126 and $(126), for the years ended December 31, 2006 and 2005, which is classified as Other income (expense) on the statement of operations.

On October 29, 2007, the Company entered into two call options to purchase at $1.45 per Euro one million Euros on January 16, 2008 and one million Euros on April 16, 2008. The Company paid an aggregate of $39 for these options. As of December 31, 2007, the fair value of these options based on the exchange rate on that date resulted in an asset of $21 which is recorded as Derivative asset on the Company's balance sheet. The related unrealized gain for the year ended December 31, 2007 of $21 is classified as Other income (expense) on the statement of operations.

Fuel. During the year ended December 31, 2005, the Company entered into a "costless collar" to obtain a quantity of fuel between $220/metric ton ("MT") and $300/MT. The Company used this derivative as an economic hedge to the Company, but did not designated this derivative as a hedge for accounting purposes. As such, changes in the fair value of the derivative were recorded to the Company's statement of income each reporting period. Under this agreement, the Company had a right to receive (call option) the amount by which the bunker price on a specified index exceeds $300/MT and an obligation to pay (put option) the amount by which $220/MT exceeds the bunker price on a specified index. The term was for a notional 1,000 MT of bunkers per month for each month in the period between October 1, 2005 and March 31, 2006. As of December 31, 2005, the Company recorded an asset of $12 related to the fair market value of this economic hedge. The Company has recorded an aggregate net unrealized (loss) gain of $(12) and $12, respectively, for the years ended December 31, 2006 and 2005, which is classified as Other income (expense) on the statement of operations. In addition, the Company paid $2 to the counterparty to settle this contract during the year ended December 31, 2006, which is classified as Other income (expense) on the statement of operations.

Freight Rates. During the years ended December 31, 2006 and 2005, the Company has taken net short positions in freight derivative contracts, which reduce a portion of the Company's exposure to the spot charter market by creating synthetic time charters. These freight derivative contracts involve contracts to provide a fixed number of theoretical voyages at fixed rates. These contracts net settle each month with the Company receiving a fixed amount per day and paying a floating amount based on the monthly Baltic Tanker Index ("BITR"), which is a worldscale index, and, under certain contracts, a specified bunker price index.

The duration of a contract can be one month, quarterly or up to three years with open positions settling on a monthly basis.

The BITR averages rates received in the spot market by cargo type, crude oil and refined petroleum products, and by trade route. The Company uses freight derivative contracts as economic hedges, but has not designated them as hedges for accounting purposes. As such, changes in the fair value of these contracts are recorded to the Company's statement of operations as Other income (expense) in each reporting period.

During September and October 2005, the Company entered into four freight derivative contracts which expired in December 2005. These freight forward contracts involved contracts to provide a fixed number of theoretical voyages at fixed rates and settled based on the monthly BITR. The Company had taken short positions in these contracts, which reduced a portion of the Company's exposure to the spot charter market by creating synthetic time charters. At December 31, 2005, these contracts had no aggregate notional value, because they expired on December 31, 2005. The notional amount is based on a computation of the quantity of cargo (or freight) the contract specifies, the contract rate (based on a certain trade route) and a flat rate determined by the market on an annual basis. Each contract is marked to market for the specified cargo and trade route. The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date. As of December 31, 2005, the Company has recorded a liability of $294 related to the fair market value of these economic hedges. The Company has recorded the aggregate net realized and unrealized loss of $849, for the year ended December 31, 2005, which is classified as Other income (expense) on the statement of operations.

During November 2007, the Company entered into three freight derivative contracts which expire on December 31, 2008. The Company took short positions on two of these contracts for a VLCC tanker route for 45,000 metric tons and a long position for 30,000 metric tons of a Suezmax tanker route. The Company considers all of these contracts to be speculative. At December 31, 2007, these freight derivatives had an aggregate notional value of $13,864, which is an aggregate of both long and short positions. The net fair value of $737 at December 31, 2007 of these freight derivatives was settled as of December 31, 2007 by the clearinghouse of these agreements whereby deposits the Company had with the clearinghouse have been reduced by a like amount, resulting in a realized loss of $737 for the year ended December 31, 2007. The fair value of these open contracts is based on the estimated net amount that the Company would pay to terminate the agreements at the reporting date.

During May 2006, the Company entered into a freight derivative contract with the intention of fixing the equivalent of one Suezmax vessel to a time charter equivalent rate of $35,500 per day for a three-year period beginning on July 1, 2006. This contract net settles each month with the Company receiving $35,500 per day and paying a floating amount based on the monthly BITR and a specified bunker price index. As of December 31, 2007 and 2006, the fair market value of the freight derivative, which was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers, resulted in an asset (liability) to the Company of $(76) and $2,180, respectively. The Company recorded an unrealized gain (loss) of $($2,256) and $2,180 for the years ended December 31, 2007 and 2006, respectively, which is reflected on the Company's statement of operations as Other income (expense). The Company has recorded an aggregate realized loss of $1,247 and $2,073 for the years ended December 31, 2007 and 2006, respectively, which is classified as Other income (expense) on the statement of operations.

A summary of derivative assets and liabilities on the Company's balance sheets is as follows:

	December 31, 2007				December 31, 2006	
	Interest Rate Swap	Freight Derivative	Currency Options	Total	Freight Derivative	Total
Current asset	$ —	$ —	$21	$ 21	$ —	$ —
Noncurrent asset	—	246	—	246	2,180	2,180
Current liability	(517)	(322)	—	(839)	—	—
Noncurrent liability	(1,944)	—	—	(1,944)	—	—
	$(2,461)	$ (76)	$21	$(2,516)	$2,180	$2,180

(dollars in thousands, except per share, per day and per ton data)

11. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 44,526	$ 44,526	$107,460	$107,460
Floating rate debt	565,000	565,000	50,000	50,000
Derivative financial instruments (See Note 9)	(2,516)	(2,516)	2,180	2,180

The fair value of term loans and revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of interest rate swaps (used for purposes other than trading) is the estimated amount the Company would pay to terminate swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of the freight derivative was determined based on the aggregate discounted cash flows using estimated future rates obtained from brokers. The fair value of the currency options is based on the exchange rates at the end of the year.

12. Revenue from Time Charters

Total revenue earned on time charters for the years ended December 31, 2007, 2006 and 2005 was $161,542, $60,613 and $86,225, respectively. Future minimum rental receipts, based on vessels committed to non-cancelable time charter contracts, as of December 31, 2007 will be $157,336, $130,240 and $15,296 during 2008, 2009 and 2010, respectively.

13. Lease Payments

In February 2004, the Company entered into an operating lease for an aircraft. The lease has a term of five years and requires monthly payments by the Company of $125. During the years ended December 31, 2007, 2006 and 2005, the Company recorded $980, $876 and $1,500 of net expense associated with this lease.

In December 2004, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from December 1, 2004 to September 30, 2005, $110 per month from October 1, 2005 to September 30, 2010, $119 per month from October 1, 2010 to September 30, 2015, and $128 per month from October 1, 2015 to September 30, 2020. The monthly straight-line rental expense from December 1, 2004 to September 30, 2020 is $105. During the years ended December 31, 2007, 2006 and 2005, the Company recorded $1,255, $1,255 and $1,138 of expense associated with this lease.

Future minimum rental payments on the above leases for the next five years are as follows: 2008–$2,817, 2009–$1,442, 2010–$1,344, 2011–$1,426, 2012–$1,426, thereafter–$11,603.

14. Significant Customers

For the year ended December 31, 2007, the Company earned $100,725 from one customer which represented 39.5% of voyage revenues. For the years ended December 31, 2006 and 2005, the Company did not earn 10% or more of its voyage revenues from any single customer.

15. Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

Through April 2005, the Company rented office space as its principal executive offices in a building leased by GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman and Chief Executive Officer of the Company. There was no lease agreement between the Company and GenMar Realty LLC. The Company paid an occupancy fee on a month to month basis in the amount of $55. For the years ended December 31, 2007, 2006 and 2005 the Company's occupancy fees were $0, $0 and $220, respectively.

During the fourth quarter of 2000, the Company loaned $486 to Peter C. Georgiopoulos. This loan does not bear interest and is due and payable on demand. The full amount of this loan was outstanding as of December 31, 2007.

During the years ended December 31, 2007, 2006 and 2005, the Company incurred fees for legal services aggregating $46, $150 and $284, respectively, to the father of Peter C. Georgiopoulos, of which none and $18 was outstanding as of December 31, 2007 and 2006, respectively.

In January 2006, the Company repurchased 4,176,756 shares of our common stock from OCM Principal Opportunities Fund, L.P. ("OCM") in a privately negotiated transaction at $37.00 per share for a total purchase price of $154,540. Stephen A. Kaplan, a member of the Company's board of directors, serves as a principal and portfolio manager of Oaktree Capital Management LLC, which is the general partner of OCM.

Genco Shipping & Trading Limited ("Genco"), an owner and operator of dry bulk vessels, has incurred travel related expenditures for use of the Company aircraft and other miscellaneous expenditures during the years ended

December 31, 2007 and 2006, totaling $248 and $257, respectively, of which $66 and none was outstanding as of December 31, 2007 and 2006, respectively. Peter C. Georgiopoulos and Stephen A. Kaplan are directors of Genco. At December 31, 2006, none of this balance was outstanding.

During the years ended December 31, 2007 and 2006, Genco made available one of its employees who performed internal audit services for the Company for which the Company was invoiced $167 and $52 based on actual time spent by the employee, of which $61 and $25 remains outstanding as of December 31, 2007 and December 31, 2006, respectively.

During the years ended December 31, 2007, 2006 and 2005, Aegean Marine Petroleum Network, Inc. ("Aegean") supplied bunkers and lubricating oils to the Company's vessels aggregating $1,190, $1,682 and $5,945, respectively. The balance of $33 and $0 were outstanding as of December 31, 2007 and 2006 respectively. During the year ended December 31, 2007, Aegean has incurred travel related expenditure for use of the Company aircraft totaling $98. During July 2006, an investment vehicle controlled by Peter C. Georgiopoulos and John Tavlarios, a member of the Company's board of directors and the chief executive officer of General Maritime Management LLC ("GMM"), made an investment in and purchased shares of Aegean from Aegean's principal shareholder. During December 2006, Aegean completed its initial public offering. At that time, Peter C. Georgiopoulos became chairman of the board of Aegean and John Tavlarios and John Hatab, a member of the Company's board of directors, joined the board of directors of Aegean.

Pursuant to the Company's revised aircraft use policy, the following authorized executives may, subject to approval from the Company's Chairman/Chief Executive Officer, charter the Company's aircraft from an authorized third-party charterer for use on non-business flights: the Chief Executive Officer, the President of General Maritime Management LLC, the Chief Financial Officer and the Chief Administrative Officer. The chartering fee to be paid by the authorized executive will be the greater of: (i) the incremental cost to the Company of the use of the aircraft and (ii) the applicable Standard Industry Fare Level for the flight under Internal Revenue Service regulations, in each case as determined by the Company. The amount of use of the aircraft for these purposes will be monitored from time to time by the Audit Committee. During the year ended December 31, 2007, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on four occasions and incurred charter fees totaling $113 payable directly to the third-party charterer hired by the Company to manage the chartering of the aircraft. During the year ended December 31, 2006, Peter C. Georgiopoulos chartered the Company's aircraft from the third-party charterer on six occasions and incurred charter fees totaling $101 directly to the third-party charterer. During the year ended December 31, 2006, John Tavlarios chartered the Company's aircraft from the third-party charterer on one occasion and incurred charter fees totaling $7 directly to the third-party charterer. It was no charter fees incurred for John Tavlarios during the year ended December 31, 2007.

16. Savings Plan

In November 2001, the Company established a 401(k) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. This Plan is a defined contribution plan, which permits employees to make contributions up to 25 percent of their annual salaries with the Company matching up to the first six percent. The matching contribution vests immediately. During 2007, 2006 and 2005, the Company's matching contribution to the Plan was $320, $347 and $354, respectively.

17. Stock-Based Compensation

2001 Stock Incentive Plan

On June 10, 2001, the Company adopted the General Maritime Corporation 2001 Stock Incentive Plan. The aggregate number of shares of common stock available for award under the 2001 Stock Incentive Plan was increased from 2,900,000 shares to 4,400,000 shares pursuant to an amendment and restatement of the plan as of May 26, 2005. Under this plan the Company's compensation committee, another designated committee of the board of directors or the board of directors, may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

Since inception of the 2001 Stock Incentive Plan, the Company has issued stock options and restricted stock, which issuances are summarized below. Upon the granting of stock options and restricted stock, the Company allocates new shares from its reserve of authorized shares to employees subject to the maximum shares permitted by the 2001 Stock Incentive Plan, as amended.

The Company's policy for attributing the value of graded-vesting stock options and restricted stock awards is to use an accelerated multiple-option approach.

(dollars in thousands, except per share, per day and per ton data)

Stock Options

During 2001, 2002 and 2003, the Company granted to its officers and employees options to purchase 860,000, 143,500 and 89,000 shares of common stock, respectively. The exercise prices for these stock options granted in 2001 and 2002 are $18.00 per share and $6.06 per share, respectively. The exercise prices for stock options granted in 2003 ranged from $8.73 per share to $14.58 per share. These options generally vest over a four year period.

During 2002, 590,000 stock options granted in 2001 were surrendered. During 2003, 50,000 stock options granted during 2002 were forfeited.

On May 20, 2004, the Company granted options to purchase an aggregate of 20,000 shares of common stock to certain members of the Company's board of directors at an exercise price of $22.57 (the closing price on the date of grant). These options vest in four equal installments on each of the first four anniversaries of the date of grant.

Until December 31, 2005, the Company followed the provisions of APB 25 to account for its stock option plan. The Company provided pro forma disclosure of net income and earnings per share as if the accounting provision of SFAS No. 123 had been adopted. Options granted are exercisable at prices equal to the fair market value of such stock on the dates the options were granted, so the intrinsic value is $0. The fair values of the options were determined on the date of grant using a Black-Scholes option-pricing model. Estimated life of options granted was estimated using the historical exercise behavior of employees. Expected volatility was based on historical volatility as calculated using various data points during the period between the Company's initial public offering date and the date of grant. Risk free interest is based on the U.S. Treasury yield curve in effect at the time of grant. These options were valued based on the following assumptions: an estimated life of five years for all options granted, volatility of 53%, 47%, 63% and 54% for options granted during 2004, 2003, 2002 and 2001, respectively, risk free interest rate of 3.85%, 3.5%, 4.0% and 5.5% for options granted during 2004, 2003, 2002 and 2001, respectively, and no dividend yield for any options granted because, as of the grant dates, the Company had not paid any dividends. The fair value of the 860,000 options to purchase common stock granted on June 12, 2001 was $8.50 per share.

The fair value of the 143,500 options to purchase common stock granted on November 26, 2002 was $3.42 per share. The fair value of the 50,000, 12,500 and 29,000 options to purchase common stock granted on May 5, 2003, June 5, 2003 and November 12, 2003 was $3.95 per share, $4.52 per share, and $6.61 per share, respectively. The fair value of the 20,000 options to purchase common stock granted on May 20, 2004 was $11.22 per share.

Effective January 1, 2006, the Company adopted Statement of Financial Standards ("SFAS") No. 123R, "Share-Based Payments" using a modified version of prospective application. Accordingly, prior period amounts have not been restated.

Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost of $113 will be recognized subsequent to the effective date based on the grant-date fair value of those awards calculated under SFAS No. 123. During the years ended December 31, 2007 and 2006, the adoption of FAS 123R resulted in incremental stock-based compensation expense of $28 and $81, respectively, which reduced net income for by this amount and reduced basic earnings per share by nil and $0.01, respectively.

As of December 31, 2007, there was $5 of total unrecognized compensation cost related to nonvested stock option awards. That cost is expected to be recognized with a credit to paid-in capital over a weighted average period of 0.3 years.

The following table summarizes all stock option activity through December 31, 2007:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2005	213,025	$ 13.68	$6.13
Granted	—	—	—
Exercised	(106,825)	$ 14.12	$6.84
Forfeited	(18,800)	$ 9.05	$4.99
Outstanding, December 31, 2005	87,400	$ 13.76	$6.78
Granted	—	—	—
Exercised	(60,900)	$ 12.50	$6.12
Forfeited	(8,750)	$ 17.55	$8.57
Outstanding, December 31, 2006	17,750	$ 16.21	$7.87
Granted	—		
Exercised	(8,375)	$ 15.30	$7.28
Forfeited	(2,000)	$ 6.06	$3.43
Outstanding, December 31, 2007	7,375	$20.00	$9.74

A summary of the activity for nonvested stock option awards during the year ended of December 31, 2007 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding and nonvested, January 1, 2007	13,375	$18.42	$ 8.90
Granted	—	—	—
Vested	(9,625)	$16.80	$ 8.00
Forfeited	—	—	—
Outstanding and nonvested, December 31, 2007	3,750	$22.57	$11.22

The following table summarizes certain information about stock options outstanding as of December 31, 2007 (all of which are expected to vest):

	Options Outstanding, December 31, 2007			Options Exercisable, December 31, 2007	
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$14.58	2,375	$14.58	5.8	2,375	$14.58
$22.57	5,000	$22.57	6.4	1,250	$22.57
	7,375	$20.00	6.2	3,625	$17.34

(dollars in thousands, except per share, per day and per ton data)

Restricted Stock

During 2002 and 2003, the Company granted 625,000 and 155,000 restricted shares, respectively, to certain officers and employees of the Company. The restrictions on the shares granted in 2002 lapse seven years after the grant date; the restrictions on the shares granted in 2003 lapse 25% on each anniversary date from the date of grant and become fully vested after four years. The foregoing grants are subject to accelerated vesting under certain circumstances set forth in the relevant grant agreement.

On February 9, 2005, the Company made grants of restricted common stock in the amount of 304,500 shares to certain officers and employees of the Company. Of this total, 150,000, 10,000 and 10,000 restricted shares were granted to the chief executive officer ("CEO"), chief financial officer and chief administrative officer, respectively, of the Company and 50,000 restricted shares were granted to the CEO of GMM. The remaining 84,500 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 150,000 shares granted to the CEO of the Company will lapse on November 16, 2014. The restrictions on the remaining 154,500 shares will lapse as to 20% of these shares on November 16, 2005 and as to 20% of these shares on November 16 of each of the four years thereafter, and will become fully vested on November 16, 2009. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On April 6, 2005, the Company granted to the CEO 350,000 shares of restricted common stock, with restrictions on all such shares to lapse on December 31, 2014. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On May 26, 2005, the Company granted a total of 4,800 shares of restricted common stock to four of the Company's independent Directors. Restrictions on the restricted stock lapsed in May 2006. The foregoing grants were subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On December 21, 2005, the Company made grants of restricted common stock in the amount of 437,500 shares to certain officers and employees of the Company. Of this total, 250,000, 18,000 and 15,000 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 50,000 restricted shares were granted to the president of GMM. The remaining 104,500 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 250,000 shares granted to the CEO of the Company will lapse on November 15, 2015. The restrictions on 93,000 shares (including shares granted to individuals named above, exclusive of the CEO) will lapse as to 20% of these shares on November 15, 2006 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2010. The restrictions on the remaining 94,500 shares will lapse as to 25% of these shares on November 15, 2006 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2009. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On May 18, 2006, the Company granted a total of 9,600 shares of restricted common stock to four of the Company's independent Directors. Restrictions on the restricted stock lapsed on May 16, 2007. The foregoing grants were subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On October 23, 2006, the Company granted 2,400 shares of restricted common stock to one of the Company's independent Directors. Restrictions on the restricted stock lapsed on May 16, 2007. The foregoing grants were subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On December 18, 2006, the Company made grants of restricted common stock in the amount of 308,000 shares to certain officers and employees of the Company. Of this total, 150,000, 20,000 and 10,000 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 30,000 restricted shares were granted to the president of GMM. The remaining 98,000 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 150,000 shares granted to the CEO of the Company will lapse on November 15, 2016. The restrictions on 70,000 shares (including shares granted to individuals named above, exclusive of the CEO) will lapse as to 20% of these shares on November 15, 2007 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2011. The restrictions on the remaining 88,000 shares will lapse as to 25% of these shares on November 15, 2007 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2010. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements. Because this April 2, 2007 grant was made pursuant to a modification in which there was no incremental compensation cost as calculated under the provisions of SFAS No. 123R, this grant resulted in no additional future compensation cost associated with amortization of restricted stock awards.

On April 2, 2007, the Company granted 159,946 shares of restricted common stock to holders of the 308,000 restricted shares granted on December 18, 2006. This grant was made to these holders in lieu of the Company paying in cash the $15 per share special dividend applicable to such shares. This dividend was paid to all other shareholders during March 2007. The restrictions on these shares lapsed on the same schedule as the December 18, 2006 grant. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements. Because this April 2, 2007 grant was made pursuant to a modification in which there was no incremental compensation cost as calculated under the provisions of SFAS No. 123R, this grant resulted in no additional future compensation cost associated with amortization of restricted stock awards.

On June 29, 2007, the Company granted a total of 16,250 shares of restricted common stock to the Company's five independent Directors. Restrictions on the restricted stock will lapse, if at all, on June 29, 2008 or the date of the Company's 2008 Annual Meeting of Shareholders, whichever occurs first. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreement.

On December 21, 2007, the Company made grants of restricted common stock in the amount of 462,000 shares to certain officers and employees of the Company. Of this total, 240,000, 30,000 and 15,000 restricted shares were granted to the CEO, chief financial officer and chief administrative officer, respectively, of the Company and 48,000 restricted shares were granted to the president of GMM. The remaining 129,000 restricted shares were granted to other officers and employees of the Company and GMM. The restrictions on the 240,000 shares granted to the CEO of the Company will lapse on November 15, 2017. The restrictions on 116,000 shares (including shares granted to individuals named above, exclusive of the CEO) will lapse as to 20% of these shares on November 15, 2008 and as to 20% of these shares on November 15 of each of the four years thereafter, and will become fully vested on November 15, 2012. The restrictions on the remaining 106,000 shares will lapse as to 25% of these shares on November 15, 2008 and as to 25% of these shares on November 15 of each of the three years thereafter, and will become fully vested on November 15, 2011. The foregoing grants are subject to accelerated vesting upon certain circumstances set forth in the relevant grant agreements.

The weighted average grant-date fair value of restricted stock granted during the years ended December 31, 2007 and 2006 is $26.47 per share and $35.53 per share, respectively.

(dollars in thousands, except per share, per day and per ton data)

A summary of the activity for restricted stock awards during the year ended of December 31, 2007 is as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding and nonvested, January 1, 2007	1,944,325	$30.12
Granted	638,196	$26.47
Vested	(169,769)	$32.63
Forfeited	(4,538)	$35.07
Outstanding and nonvested, December 31, 2007	2,408,214	$28.96

The following table summarizes the amortization, which will be included in general and administrative expenses, of all of the Company's restricted stock grants as of December 31, 2007:

Restricted Stock Grant Date	2008	2009	2010	2011	2012	Thereafter	Total
November 26, 2002	$ 541	$ 495	$ —	$ —	$ —	$ —	$ 1,036
February 9, 2005	1,306	972	738	738	738	1,384	5,876
April 5, 2005	1,754	1,749	1,749	1,749	1,753	3,497	12,251
December 21, 2005	1,936	1,446	1,101	973	976	2,798	9,230
December 18, 2006	1,982	1,344	923	628	541	2,090	7,508
June 29, 2007	146	—	—	—	—	—	146
December 21, 2007	3,416	2,091	1,451	1,027	729	3,024	11,738
Total by year	$11,081	$8,097	$5,962	$5,115	$4,737	$12,793	$47,785

As of December 31, 2007 and 2006, there was $47,785 and $46,270, respectively, of total unrecognized compensation cost related to nonvested restricted stock awards. As of December 31, 2007, this cost is expected to be recognized with a credit to paid-in capital over a weighted average period of 3.8 years.

Total compensation cost recognized in income relating to amortization of restricted stock awards for the years ended December 31, 2007, 2006 and 2005 was $10,627, $9,625 and $6,448, respectively.

18. Stock Repurchase Program

In October 2005, the Company's Board of Directors approved a share repurchase program for up to a total of $200,000 of the Company's common stock. In February 2006, the Company's Board approved an additional $200,000 for repurchases of the Company's common stock under the share repurchase program. The Board will periodically review the program. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to restrictions under our 2005 Credit Facility.

Through December 31, 2007, the Company repurchased and retired 8,117,513 shares of its common stock for $276,502. As of December 31, 2007, the Company is permitted under the program to acquire additional shares of its common stock for up to $123,498.

19. Legal Proceedings

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operations.

The Company has been cooperating in a criminal investigation being conducted by the U.S. Department of Justice relating to the alleged failure by the *Genmar Ajax* to record certain alleged illegal discharges of oily waste between October 2004 and December 2004. On December 15, 2004, following a routine Coast Guard inspection, U.S. Coast Guard officials took various documents, logs and records from the vessel for further review and analysis. During 2005, the custodian of records for the *Genmar Ajax* received four subpoenas duces tecum requesting supplemental documentation pertaining to the vessel in connection with a pending grand jury investigation, all of which have been complied with.

The Company has denied any wrongdoing in this matter by it or any of its employees but have been unable to negotiate an acceptable settlement. On September 26, 2006, the Company received a letter from the U.S. Department of Justice stating that it may seek an indictment against the Company's General Maritime Management LLC subsidiary in connection with its investigation. The Company intends to defend any charges vigorously. However, there can be no assurance that the Company will be able to obtain a favorable resolution or satisfactory settlement.

This matter has been reported to the Company's protection and indemnity insurance underwriters. Through December 31, 2007, the Company has paid $420 of legal fees incurred by such underwriters and has delivered to such underwriters a letter of credit in the amount of $1,000 for additional costs that may be incurred in connection with this matter. These amounts are subject to reimbursement by the underwriters to the extent that the proceedings result in an outcome covered by insurance.

On or about August 29, 2007, an oil sheen was discovered by shipboard personnel of the *Genmar Progress* in Guayanilla Bay, Puerto Rico in the vicinity of the vessel. The vessel crew took prompt action pursuant to the vessel response plan. The Company's subsidiary which operates the vessel promptly reported this incident to the U.S. Coast Guard and has subsequently accepted responsibility for an accidental discharge of bunker fuel from the vessel. The Company understands the federal and Puerto Rico authorities are conducting civil and criminal investigations into an oil pollution incident which occurred during this time period on the southwest coast of Puerto Rico including Guayanilla Bay. The extent to which oil discharged from the *Genmar Progress* is responsible for this incident is currently the subject of investigation. The U.S. Coast Guard has designated the *Genmar Progress* as a potential source of discharged oil. Under the Oil Pollution Act of 1990, the source of the discharge is liable, regardless of fault, for damages and oil spill remediation as a result of the discharge.

This matter has been reported to the Company's protection and indemnity insurance underwriters, and the Company believes that any such liabilities will be covered by its insurance, less a deductible. The Company has not accrued reserves for this incident other than the deductible because the amount of any additional costs that may be incurred by the Company is not estimable at this time.

The Company been cooperating in these investigations and has posted a surety bond to cover potential fines or penalties that may be imposed in connection with the matter.

The Company has also been cooperating in an investigation being conducted by the U.S. Coast Guard and the U.S. Department of Justice which the Company believes relates to possible alleged violations of the Act to Prevent Pollution from Ships (33 USC 1908, et. seq.) occurring on board the Genmar Defiance arising from potential failures by shipboard staff to properly record discharges of bilge waste during the period of November 24, 2007 through November 26, 2007. During a U.S. Coast Guard Port State Control Inspection conducted on or about November 28, 2007 at Corpus Christi, Texas, U.S. Coast Guard officials took various documents, logs and equipment from the vessel for further review and analysis. A report of their inspection asserted that unauthorized discharge by-pass piping was identified during the inspection. The Company has posted a bond for potential fines or penalties, which may be sought in connection with this matter. Currently, no charges have been made and no fines or penalties have been levied against the Company.

20. Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included in a quarterly basis.

	2007 Quarter Ended				2006 Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
Voyage revenues	$68,223	$62,740	$ 56,115	$ 67,932	$105,756	$ 75,959	$77,648	$ 66,621
Operating income	19,936	20,510	13,756	17,523	84,829	26,214	23,639	19,840
Net income	16,665	11,780	10,932	5,162	84,357	26,071	23,995	22,408
Earnings per common share:								
Basic	$ 0.54	$ 0.38	$ 0.36	$ 0.17	$ 2.58	$ 0.83	$ 0.78	$ 0.73
Diluted	$ 0.53	$ 0.37	$ 0.35	$ 0.17	$ 2.52	$ 0.81	$ 0.76	$ 0.71
Weighted average shares outstanding:				*(in thousands)*				
Basic	30,794	30,802	30,316	29,709	32,756	31,522	30,927	30,710
Diluted	31,612	31,628	31,107	30,444	33,444	32,209	31,749	31,492

(dollars in thousands, except per share, per day and per ton data)

21. Subsequent Events

During January 2008, the Company repurchased and retired 711,300 shares of its common stock for $16,379.

Effective January 31, 2008, the Company entered into an interest rate swap agreement to manage interest costs and the risk associated with changing interest rates. The notional principal amount of the swap is $100,000 and has a fixed interest rate on the notional amount of 3.515% through September 30, 2012, when it expires. Effective February 5, 2008, the Company entered into another interest rate swap agreement to manage interest costs and the risk associated with changing interest rates. The notional principal amount of the swap is $75,000 and has a fixed interest rate on the notional amount of 3.39% through September 30, 2012, when it expires.

During February 2008, the Company took delivery of one newly-constructed Suezmax tanker. Capitalized costs of this vessel over its construction period, inclusive of capitalized interest, were approximately $63,400. This vessel is one of the vessels collateralizing the Company's 2005 Credit Facility (see Note 9).

On February 25, 2008, the Company's Board of Directors announced that the Company will be paying a quarterly dividend of $0.50 per share on or about March 28, 2008 to the shareholders of record as of March 14, 2008. The aggregate amount of the dividend is expected to be approximately $15,660, which we anticipate will be funded from cash on hand at the time payment is to be made.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. General Maritime Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of General Maritime Corporation;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of General Maritime Corporation's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of General Maritime Corporation's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment and those criteria, management believes that General Maritime Corporation maintained effective internal control over financial reporting as of December 31, 2007.

General Maritime Corporation's independent registered public accounting firm has audited and issued their report on General Maritime Corporation's internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited the internal control over financial reporting of and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, NY
February 29, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
General Maritime Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of General Maritime Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 29, 2008

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, Holders and Dividends

Our common stock has traded on the New York Stock Exchange under the symbol "GMR" since our initial public offering on June 12, 2001. The following table sets forth for the periods indicated the high and low trading prices for the common stock as of the close of trading as reported on the New York Stock Exchange:

Fiscal Year Ended December 31, 2007	High	Low
1st Quarter	$45.33	$27.73
2nd Quarter	$33.82	$26.40
3rd Quarter	$29.77	$22.24
4th Quarter	$28.87	$22.59
Fiscal Year Ended December 31, 2006		
1st Quarter	$38.97	$32.81
2nd Quarter	$37.33	$30.34
3rd Quarter	$40.64	$34.02
4th Quarter	$38.07	$34.28

As of February 19, 2008, there were approximately 148 holders of record of our common stock.

We announced on February 21, 2007 that our Board of Directors changed our quarterly dividend policy by adopting a fixed target amount of $0.50 per share per quarter or $2.00 per share each year, starting with the first quarter of 2007. We intend to declare dividends in April, July, October and February of each year.

On February 21, 2007, we also announced that our Board of Directors declared a special, one-time cash dividend of $15.00 per share. The dividend was paid on or about March 23, 2007 to shareholders of record as of March 9, 2007.

During the year ended December 31, 2007, we repurchased 1,351,600 shares of our common stock for $32.7 million (average per share purchase price of $24.16) pursuant to our share repurchase program described in "Share Repurchase Program" under the heading "Liquidity And Capital Resources."

Stock Performance



$450
$400
$350
$300
$250
$200
$150
$100
$50
0
GMR*
Dow Jones
OSX
2001
2002
2003
2004
2005
2006
2007

*GMR stock price includes payment of dividends.

Corporate Information

Executive Team

Peter C. Georgiopoulos
Chairman, Chief Executive Officer and President
General Maritime Corporation

John P. Tavlarios
Chief Executive Officer and President
General Maritime Management LLC and Director

Jeffrey D. Pribor
Chief Financial Officer and Executive Vice President
General Maritime Corporation

John C. Georgiopoulos
Executive Vice President, Chief Administrative Officer, Treasurer and Secretary
General Maritime Corporation

Board of Directors

Peter C. Georgiopoulos
Chairman, President and Chief Executive Officer
General Maritime Corporation

John P. Tavlarios
Chief Executive Officer and President
General Maritime Management LLC

William J. Crabtree(1)(2)(3)
Legal Consultant

Rex W. Harrington(1)
Retired Global Head of Shipping and Director
Royal Bank of Scotland
Senior Consultant, Bank of America

John O. Hatab(1)
Principal
Gotham Capital Associates

Peter S. Shaerf(2)(3)
Managing Director
AMA Capital Partners

(1) member Audit Committee (2) member Compensation Committee
(3) member Nominating Committee

Corporate Offices

General Maritime Corporation
299 Park Avenue, 2nd Floor
New York, New York 10171
(212) 763-5600
www.generalmaritimecorp.com

Stock Listing

General Maritime Corporation's common stock is traded on the New York Stock Exchange under the symbol GMR.

Transfer Agent

Mellon Investor Services LLC
44 Wall Street, 7th Floor
New York, New York 10005

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
1177 6th Avenue
New York, New York 10036
(212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

Independent Auditors

Deloitte and Touche
2 World Financial Center
New York, New York 10281
(212) 436-2000

Investor Relations Contact

Jeffrey D. Pribor
General Maritime Corporation
299 Park Avenue, 2nd Floor
New York, New York 10171
(212) 763-5600

Notice of Annual Meeting

General Maritime Corporation will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 6th Avenue, New York, New York 10036 at 11:00 a.m. on May 14, 2008.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward-looking statements contained in this press release are the following: changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping, changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, the Company's anticipated drydocking or maintenance and repair costs); changes in the itineraries of the Company's vessels and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including, without limitation, its Annual Report on Form 10-K for the year ended December 31, 2007 and its subsequent reports on Form 8-K. Share repurchases may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the restrictions under the Company's existing credit facility. The Company's ability to pay dividends in any period will depend upon factors including applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of the Company's financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated.

Designed by Curran & Connors, Inc. / www.curran-connors.com

General Maritime Corporation
299 Park Avenue, 2nd Floor
New York, NY 10171
212.763.5600
www.generalmaritimecorp.com

END